FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

Glenex Industries Inc.
(Translation of registrant's name into English)

0-14109
(File Number)

Suite 300, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereto furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Glenex Industries Inc.

(Registrant)

Date July 3, 2002

By /s/Brian E. Bayley
Brian E. Bayley, Director
(Signature)*

*Print the name and title of the signing officer under his signature.

JOINT NEWS RELEASE

BRADSTONE EQUITY PARTNERS, INC.,
PERUVIAN GOLD LIMITED
GLENEX INDUSTRIES INC.
STOCKSCAPE.COM TECHNOLOGIES INC.

PLAN OF ARRANGEMENT

June 27, 2002

Vancouver, B.C. – **Bradstone Equity Partners, Inc. ("Bradstone") (BEP.A and BEP.B-TSE), Peruvian Gold Limited ("Peruvian") (PVO-CDNX), Glenex Industries Inc. ("Glenex") (GXI-CDNX)** and **Stockscape.com Technologies Inc. ("Stockscape") (STKSF-OTCBB)** (together the "**Companies**") today announced that, at shareholder meetings held June 25, 2002, shareholders of each of the Companies approved the arrangement (the "**Arrangement**") previously announced by the Companies on April 5, 2002. Pursuant to the Arrangement, the Companies will be amalgamated and the resulting corporation will be called "Quest Investment Corporation" ("**Quest**"), and will trade on the TSX under the trading symbol "Q". Under the terms of the Arrangement, shareholders will receive Quest Class A subordinate voting (one vote per share) common shares ("**Quest Class A Shares**") on the basis of: one (1) Quest Class A Share for every 1.7156 common shares of Peruvian, 2.2680 common shares of Glenex or 4.1387 common shares of Stockscape. Following completion of the Arrangement, Quest will have 24,346,752 Quest Class A Shares and 4,099,466 Quest Class B Multiple Voting (five votes per share) common shares issued and outstanding. Bradstone has also continued its jurisdiction of incorporation from Alberta to the Province of British Columbia, which was done to facilitate the Arrangement, following receipt of shareholder approval at the Bradstone meeting.

On June 26, 2002, the Supreme Court of British Columbia issued its final order approving the Arrangement. The significant conditions to the closing of the Arrangement have been met and the Companies expect to close the Arrangement in early July.

Upon completion of the Arrangement, Quest will have approximately $28 million of net assets which will provide the basis for expanding its merchant banking activities - specifically, increasing its bridge loan business by providing asset backed/collaterized bridge loans to publicly listed venture companies.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of each of Bradstone, Peruvian, Glenex and Stockscape. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:

Gordon D. Ewart, Chairman
Bradstone Equity Partners, Inc.
tel: (416) 488-7760

For more information, please contact:

Robert G. Atkinson, President
Peruvian Gold Limited
tel: (604) 681-0110

For more information, please contact:

A. Murray Sinclair, President
Glenex Industries Inc.
tel: (604) 689-1428

For more information, please contact:

Andrew Milligan, President
Stockscape.com Technologies Inc.
tel: (604) 687-0619

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY US NEWSWIRE SERVICES

Proxy

EXTRAORDINARY GENERAL MEETING OF MEMBERS OF GLENEX INDUSTRIES INC. (the "Company")

TO BE HELD AT SUITE 2800, 666 BURRARD STREET VANCOUVER, B. C.

ON TUESDAY, JUNE 25, 2002, AT 8:30 A.M.

The undersigned shareholder ("Registered Shareholder") **of the Company hereby appoints, A. MURRAY SINCLAIR**, a Director of the Company, or failing this person, **BRIAN E. BAYLEY**, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions

(For the full text of the resolutions, please see the enclosed Notice of Meeting and Information Circular. See the Summary for information on how to access the complete Joint Information Circular.)

	Resolution	For	Against
1.	To consider and, if thought fit, to approve by special resolution an arrangement under Section 254 of the Company Act (British Columbia) pursuant to which Bradstone Equity Partners, Inc. ("**Bradstone**"), Peruvian Gold Limited ("**Peruvian**"), the Company and Stockscape.com Technologies Inc. ("**Stockscape**") will be amalgamated to form an amalgamated company, ("**Amalco**"), under the name, "Bradstone Equity Partners Inc." or such other name as the directors may approve, and the securityholders of Bradstone, Peruvian, the Company and Stockscape will receive securities of Amalco.	________	________
2.	To transact such other business as may properly come before the Meeting.	________	________

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting. The mailing address of Computershare Trust Company of Canada is 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6B 3B9 and its fax number is (604) 683-3694.

GLENEX INDUSTRIES INC.
Suite 300, 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**Glenex Meeting**") of members (also referred to as "**shareholders**") of Glenex Industries Inc. ("**Glenex**") will be held at Suite 2800, 666 Burrard Street, Vancouver, British Columbia, on Tuesday, June 25, 2002 at the hour of 8:30 a.m. (Vancouver time) for the following purposes:

1. To consider and, if thought fit, to approve by special resolution (the "**Glenex Arrangement Resolution**") an arrangement (the "**Arrangement**") under Section 254 of the Company Act (British Columbia) pursuant to which Bradstone Equity Partners, Inc. ("**Bradstone**"), Peruvian Gold Limited ("**Peruvian**"), Glenex and Stockscape.com Technologies Inc. ("**Stockscape**") will be amalgamated to form an amalgamated company, ("**Amalco**"), under the name, "Bradstone Equity Partners Inc." or such other name as the directors may approve, and the securityholders of Bradstone, Peruvian, Glenex and Stockscape will receive securities of Amalco on the terms more fully set forth in the Information Circular in respect of the Glenex Meeting; and

2. To transact such further or other business as may properly come before the Glenex Meeting and any adjournment thereof.

TAKE NOTICE that pursuant to the Company Act (British Columbia), holders of common shares of Glenex may until 11:00 a.m. (Vancouver time) on June 24, 2002 give Glenex a notice of dissent by registered mail addressed to Glenex at Suite 2800, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7 with respect to the Glenex Arrangement Resolution. As a result of giving a notice of dissent a shareholder may, on receiving a notice of intention to act under Section 207 of the Company Act (British Columbia) require Glenex to purchase all of the common shares held by such shareholder in respect of which the notice of dissent was given. This right is described in the Information Circular in respect of the Glenex Meeting.

Accompanying this Notice is a summary of the Information Circular in respect of the Glenex Meeting (which includes the full text of the above resolutions) and a form of Proxy. See Summary for information to access complete Information Circular. Shareholders unable to attend the Glenex Meeting in person should read the notes to the Proxy and complete and return the Proxy to Glenex's Transfer Agent, Computershare Trust Company of Canada, by mail or delivery to 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 or by facsimile to (604) 683-3694 no later than 48 hours prior to the commencement of the Glenex Meeting.

If you are a non-registered holder of Glenex shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

The enclosed Proxy is solicited by management of Glenex and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Glenex Meeting.

DATED this 17th day of May, 2002. (signed) A. Murray Sinclair, President and Chief Executive Officer

Shareholders unable to attend the Glenex Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

GLENEX INDUSTRIES INC.

Suite 300 – 570 Granville Street, Vancouver, B.C. V6C 3P1
Telephone: 604-689-1428 Facsimile: 604-681-4692

May 17, 2002

Report to Shareholders

Glenex Industries Inc. ("Glenex") has scheduled an extraordinary meeting of shareholders for June 25, 2002 wherein you will be asked to consider an arrangement pursuant to which Glenex, Bradstone Equity Partners, Inc. ("Bradstone"), Peruvian Gold Limited ("Peruvian"), and Stockscape.com Technologies Inc. ("Stockscape") will be amalgamated to form a new company, under the name Bradstone Equity Partners, Inc. or such other name as the directors may determine and applicable regulatory authorities approve.

Under the terms of the arrangement, shareholders of Peruvian, Stockscape and Glenex will receive Bradstone Class A subordinate voting (one vote per share) common shares on the basis of: one (1) Bradstone Class A share for every 1.7156 common shares of Peruvian, 2.2680 common shares of Glenex or 4.1387 common shares Stockscape. Following completion of the arrangement, Bradstone will have 24,346,752 Bradstone Class A shares and 4,099,466 Class B multiple voting (five votes per share) common shares issued and outstanding.

On closing of the arrangement, it is proposed the board of directors of Bradstone will consist of: Robert G. Atkinson, Gordon D. Ewart, A. Murray Sinclair, Brian E. Bayley, Andrew F.B. Milligan, John J. Fleming and Edward Mercaldo. It is also proposed the officers will include: Robert G. Atkinson and Gordon D. Ewart, co-chairmen; Brian E. Bayley, president and chief executive officer, A. Murray Sinclair, managing director, K. Peter Miller, chief financial officer and Sandra Lee, secretary.

Upon completion of the arrangement, Bradstone will have net assets of approximately $28 million, which will provide the basis for expanding its merchant banking activities – specifically, increasing its bridge loan business by providing asset backed/collaterized bridge loans to publicly listed venture companies. In addition, it is expected that the shareholders will benefit from improved liquidity in the trading of shares of a larger company.

Closing of the arrangement is conditional upon, among other things, approvals of the shareholders of Bradstone, Peruvian, Glenex and Stockscape, approval of the Supreme Court of British Columbia, all necessary securities regulatory approvals for the arrangement and the approval of the Toronto Stock Exchange for the listing of the Bradstone Class A shares to be issued to shareholders of Peruvian, Stockscape and Glenex.

For further information on all of the parties to this transaction, please review to the Information Circular dated May 17, 2002 which accompanies this letter or access it on the Internet at www.bradstoneequity.com or www.sedar.com and select the Company Profile for any of the parties to the arrangement.

Thank you for your support.

ON BEHALF OF THE BOARD

"A. Murray Sinclair"
A. Murray Sinclair, President

GLENEX INDUSTRIES INC.

Suite 300, 570 Granville Street, Vancouver, British Columbia V6C 3P1
Telephone: (604) 689-1428 / Fax: (604) 681-4692

May 17, 2002

Dear Shareholder:

This letter, a report to shareholders, a notice of meeting (the "**Notice**"), a proxy and a summary (the "**Summary**") of a joint information circular (the "**Information Circular**") are being sent to you as one of the shareholders of Glenex Industries Inc. ("**Glenex**"). The purpose of this letter is to invite you and the other shareholders of Glenex to attend the extraordinary general meeting of shareholders as described in the Notice.

As described in the Notice and Summary, the purpose of the extraordinary general meeting is to consider a special resolution to approve an arrangement (the "**Arrangement**") under Section 252 of the Company Act (British Columbia) pursuant to which Bradstone Equity Partners, Inc. ("**Bradstone**"), Peruvian Gold Limited ("**Peruvian**"), Glenex and Stockscape.com Technologies Inc. ("**Stockscape**") will be amalgamated to form a new company, ("**Amalco**") with the name, "Bradstone Equity Partners, Inc.", or such other name as the directors may approve. The Summary provides a summary of the proposed Arrangement and describes how you can obtain a copy of the full Information Circular. It also describes the particulars of the approvals required, including the application to be made to the British Columbia Supreme Court for its approval of the Arrangement. Please give this information your careful attention.

The management of Bradstone, Peruvian, Glenex and Stockscape believe that the proposed Arrangement will create a significantly stronger company with experienced management and approximately $28 million in net assets on completion of the Arrangement, and will provide the best opportunity for increasing shareholder value. The board of directors of Glenex believe that the Arrangement is desirable and in the best interests of Glenex and its shareholders and recommends that you vote **FOR** approval of the Arrangement.

It is important that your shares be represented at the extraordinary general meeting regardless of the number of shares you hold. Whether or not you plan to attend the meeting, please complete, date, sign and return your proxy as soon as possible so that your shares will be represented. You may, of course, attend the meeting and vote in person, even if you have previously returned the proxy.

We look forward to seeing you at the extraordinary general meeting.

Yours truly,

Glenex Industries Inc.

(signed) "A. Murray Sinclair"

A. Murray Sinclair
President & Chief Executive Officer

Neither The Toronto Stock Exchange nor the TSX Venture Exchange has in any way passed upon the merits of the transaction described herein and any representation to the contrary is an offence.

SUMMARY OF JOINT INFORMATION CIRCULAR

for

Annual, Special or Extraordinary General Meetings

of

Shareholders

of

BRADSTONE EQUITY PARTNERS, INC.

PERUVIAN GOLD LIMITED

GLENEX INDUSTRIES INC.

STOCKSCAPE.COM TECHNOLOGIES INC.

May 17, 2002

SUMMARY

The following is a summary of certain information contained elsewhere in the Joint Information Circular (the "Information Circular") of Bradstone, Peruvian, Glenex and Stockscape dated May 17, 2002 including the schedules thereto. Capitalized terms used in this Summary are defined in the Glossary of Terms. This Summary is qualified in its entirety by the more detailed information appearing or referred to in the Information Circular.

This summary is provided pursuant to the terms of one or more of the Exemption Orders. See "Exemption Orders" below. In accordance with the terms of the Exemption Orders, Shareholders may receive a copy of the complete Information Circular by:

(1) accessing the Information Circular on the Internet at www.bradstoneequity.com;

(2) accessing the Information Circular on the Internet at www.sedar.com. On the SEDAR website, select your language of choice, select *"Company Profiles"*, select the letter of the alphabet for the particular Company (i.e. "B" for Bradstone, "G" for Glenex, "P" for Peruvian or "S" for Stockscape), select the respective Company name, choose *"View This Public Company's Documents"*, and then select *"Management Proxy/Information Circular"* for the filing date May 21, 2002; or

(3) requesting by facsimile, telephone, email or other form of communication that a printed copy of the Information Circular be mailed to you which will be done free of charge. A request for a printed copy should be directed by **all** Shareholders as follows:

Toll-free number: 1-800-318-3094
(Canada and United States)
Fax: (604) 681-4692
Email: odutra@quest-mail.com

The Meetings

Times, Dates, and Places of Meetings

The Bradstone Meeting will be held on June 25, 2002 at 11:00 a.m. (Vancouver time) in the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Peruvian Meeting will be held on June 25, 2002 at 10:00 a.m. (Vancouver time) in the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Glenex Meeting will be held on June 25, 2002 at 8:30 a.m. (Vancouver time) at Suite 2800, 666 Burrard Street, Vancouver, British Columbia.

The Stockscape Meeting will be held on June 25, 2002 at 9:00 a.m. (Vancouver time) at Suite 2800, 666 Burrard Street, Vancouver, British Columbia.

The Record Date

The Record Date for determining the registered shareholders for each of the Meetings is May 13, 2002.

Purposes of the Meetings

This Summary and the Information Circular are furnished in connection with the solicitation of proxies by management of Bradstone, Peruvian, Glenex and Stockscape for use at the Meetings.

Bradstone Meeting

At the Bradstone Meeting, Bradstone Shareholders will be asked to consider the Bradstone Annual General Meeting Matters and to pass the Bradstone Continuance Resolution approving the Continuance, the Bradstone Arrangement Resolution approving the Arrangement and the Option Resolution approving the Bradstone 2002 Stock Option Plan.

Peruvian Meeting

At the Peruvian Meeting, Peruvian Common Shareholders will be asked to consider the Peruvian Annual General Meeting Matters and to pass the Peruvian Arrangement Resolution approving the Arrangement.

Glenex Meeting

At the Glenex Meeting, Glenex Common Shareholders will be asked to pass the Glenex Arrangement Resolution approving the Arrangement.

Stockscape Meeting

At the Stockscape Meeting, Stockscape Common Shareholders will be asked to consider the Stockscape Annual General Meeting Matters and to pass the Stockscape Name Change Resolution approving the change of Stockscape's name if the Arrangement is not completed and the Stockscape Arrangement Resolution approving the Arrangement.

Summary of the Transaction, the Resulting Issuer and Its Business

The Continuance

Prior to the Arrangement, Bradstone shall continue its jurisdiction of incorporation from Alberta to British Columbia as it must be a British Columbia company in order to participate in the Arrangement. It is proposed that the Continuance will be effected during the Bradstone Meeting following the passing of the Bradstone Continuance Resolution.

The Arrangement

Principal Steps

The principal steps in, and consequences of, the Arrangement may be summarized as follows:

(a) Bradstone, Peruvian, Glenex and Stockscape shall amalgamate, pursuant to the provisions of the Company Act, and continue as one company, Amalco, under the name "Bradstone Equity Partners, Inc." or such other name as the directors of the Companies may determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction. Each of Peruvian, Glenex and Stockscape shall, on the Effective Date, contribute to Amalco all of its assets, subject to all of its liabilities, and Amalco shall assume all such liabilities;

(b) the issued Bradstone, Peruvian, Glenex and Stockscape securities will be exchanged as follows:

  (i) the issued Bradstone Class A Shares shall be cancelled without any repayment of capital in respect thereof and one (1) Amalco Class A Share will be issued in exchange for one (1) Bradstone Class A Share;

(ii) the issued Bradstone Class B Shares shall be cancelled without any repayment of capital in respect thereof and one (1) Amalco Class B Share will be issued in exchange for one (1) Bradstone Class B Share;

(iii) the issued Peruvian Common Shares will be cancelled without any repayment of capital in respect thereof and one (1) Amalco Share will be issued in exchange for every 1.7156 Peruvian Shares;

(iv) the issued Glenex Common Shares will be cancelled without any repayment of capital in respect thereof and one (1) Amalco Share will be issued in exchange for every 2.2680 Glenex Shares;

(v) the issued Stockscape Common Shares will be cancelled without any repayment of capital in respect thereof and one (1) Amalco Share will be issued in exchange for every 4.1387 Stockscape Shares;

(vi) holders of options, warrants and other securities of Bradstone, Peruvian, Glenex and Stockscape will receive options, warrants and other convertible securities of Amalco on the same exchange ratios and with corresponding changes to the exercise prices based on the share exchange ratios set out above and having the same exercise and conversion periods as the securities exchanged therefor; and

(c) the reduction of the amount of the paid up capital attributable to the Amalco Shares upon implementation of the Arrangement by an amount equal to the Accumulated Deficit of Amalco at that date in order that the Accumulated Deficit of Amalco be eliminated.

Effect of the Arrangement

The Arrangement will result in, among other things:

(a) Bradstone, Peruvian, Glenex and Stockscape being amalgamated to form Amalco under the same name as Bradstone or such other name as the directors of the Companies may determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction;

(b) holders of Bradstone, Peruvian, Glenex and Stockscape securities exchanging those securities for Amalco Securities as follows:

(i) One Bradstone Class A Share for one Amalco Class A Share;

(ii) One Bradstone Class B Share for one Amalco Class B Share;

(iii) 1.7156 Peruvian Common Shares for one Amalco Class A Share;

(iv) 2.2680 Glenex Common Shares for one Amalco Class A Share;

(v) 4.1387 Stockscape Common Shares for one Amalco Class A Share; and

(vi) Options and warrants of the Companies being exchanged for Amalco Options and Amalco Warrants in the same exchange ratios with corresponding changes to exercise prices as set out above; and

(c) the Accumulated Deficit of Amalco being eliminated.

The full particulars of the Arrangement are contained in the Plan of Arrangement, a copy of which is attached as Schedule "J" to the Information Circular.

Directors of Amalco

The board of directors of Amalco will be Robert G. Atkinson, Brian E. Bayley, Gordon D. Ewart, Edward L. Mercaldo, A. Murray Sinclair, Andrew F.B. Milligan and John J. Fleming. See "The Arrangement – Directors of Bradstone (Post Arrangement)" in the Information Circular.

Pro forma Summary Financial Information

The following pro forma summary financial information in respect of Bradstone (Post Arrangement) is derived from the Bradstone Pro Forma Financial Statements which are attached as Schedule "I" in the Information Circular:

Current Assets	$16,629,308
Investments	10,941,981
Resources Properties	299,830
Other Assets	499,416
Total Assets	28,370,535
Current Liabilities	368,249
Shareholders Equity Dollar Amount	28,002,286

The Companies

Bradstone, an Alberta incorporated company (to be continued to British Columbia), is a publicly traded merchant banking company listed on the TSX. For over the past 5 years, Bradstone has invested in North American high-growth and emerging companies with an emphasis on technology and resource based businesses. Following the completion of the Arrangement, Bradstone (Post Arrangement) intends to expand its business and invest its funds in various high yielding investment assets consisting primarily of bridge loans and other corporate debt. See "Bradstone Equity Partners, Inc." in the Information Circular for more complete disclosure about Bradstone.

Peruvian, a British Columbia incorporated company, is a publicly traded company listed on the TSX Venture. Peruvian has carried out mineral exploration and development and holds a number of mineral properties in Peru but is presently not carrying on any exploration activity. Peruvian has financed its activities with the proceeds from share issues, interest income and joint ventures. Since mid 2000, Peruvian has carried on certain merchant banking activities and has invested its funds in a variety of business ventures and investments. Glenex, a British Columbia incorporated company, is a publicly traded company listed on the TSX Venture. Over the past three to four years, Glenex has carried on certain merchant banking type activities and has invested its funds in a variety of business ventures and investments. Stockscape, a British Columbia incorporated company, is a publicly traded company quoted on the OTCBB. Over the past few years, Stockscape has carried on certain investment banking type activities and has invested its funds in a variety of business ventures and investments. See "Peruvian Gold Limited", 'Glenex Industries Inc." and "Stockscape.com Technologies Inc." in the Information Circular for more complete disclosure about these Companies.

Following the Arrangement, each of Bradstone, Peruvian, Glenex and Stockscape will not exist as a separate company but will continue as Amalco with the same name as Bradstone. Bradstone (Post Arrangement) will expand its merchant banking business and significantly increase its bridge lending and other financing activities and hold the assets of Bradstone, Peruvian, Glenex and Stockscape. See "Bradstone (Post Arrangement) – Business" in the Information Circular.

Stated Business Objectives

The primary business objectives that Bradstone (Post Arrangement) expects to accomplish using the funds available upon completion of the Arrangement are to expand its merchant banking business and significantly increase its bridge lending and other financing activities. See "Bradstone (Post Arrangement) – Business" in the Information Circular.

Valuation and Fairness Opinions

Stephen W. Semeniuk, B. Comm., MBA, CFA, of West Vancouver, British Columbia, has provided his advice and opinion to the board of directors of each of Bradstone, Glenex and Stockscape and Ross Glanville, B.A. Sc., P. Eng., MBA, CGA, CAMV of Burnaby, British Columbia has provided his advice and opinion to the board of directors of Peruvian in respect of the fairness of the terms of the Arrangement, from a financial point of view, to the securityholders of Bradstone, Peruvian, Glenex and Stockscape. See "The Arrangement – Valuation and Fairness Opinions" in the Information Circular.

Recommendations of the Directors

Each board of directors of Bradstone, Peruvian, Glenex and Stockscape has reviewed the Arrangement Agreement and the opinions of the Financial Advisors applicable to them and concluded (with the Common Parties abstaining), that the transactions contemplated by the Arrangement Agreement are fair and reasonable to the securityholders and in the best interests of each of Bradstone, Peruvian, Glenex and Stockscape.

Each board of directors of Bradstone, Peruvian, Glenex and Stockscape (with the Common Parties abstaining) recommends that the Bradstone Shareholders, the Peruvian Common Shareholders, the Glenex Common Shareholders and the Stockscape Common Shareholders vote in favour of their respective Arrangement Resolutions. See "The Arrangement – Recommendations of the Directors" in the Information Circular.

Conditions to the Arrangement

The Arrangement is subject to a number of specified conditions, including:

(a) receipt of all required approvals including approval of the Arrangement at the Meetings and by the Court, the TSX and TSX Venture;

(b) the Continuance of Bradstone into British Columbia;

(c) confirmation of the Canadian tax consequences of the Arrangement to the holders of the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares and that the issue of the Bradstone Shares will be exempt from the registration requirements of the U.S. Securities Act and from the registration and prospectus requirements in each of the Provinces of Canada in which holders of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares are resident;

(d) dissent rights not being exercised by holders of more than 2% or more of any of the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or Stockscape Common Shares;

(e) receipt of satisfactory fairness opinions for each of the Companies;

(f) an increase in the number of directors of Bradstone to seven (7) and the appointment of Robert G. Atkinson, Brian E. Bayley, Gordon D. Ewart, Edward L. Mercaldo, A. Murray

Sinclair, Andrew F.B. Milligan and John J. Fleming as directors;

(g) the prior sale by Bradstone of all or substantially all of its holdings of Peruvian Common Shares (which sale has been completed);

(h) A. Murray Sinclair, Brian E. Bayley, Gordon D. Ewart and Robert G. Atkinson shall each have entered into satisfactory forms of employment or consulting agreements with Amalco on completion of the Arrangement; and

(i) termination of the management agreement between A&E Capital Funding Inc. and Bradstone prior to the completion of the Agreement (see 'Bradstone Equity Partners, Inc.– Executive Compensation" in the Information Circular).

See "Arrangement Agreement – Conditions to the Arrangement Becoming Effective" in the Information Circular.

Stock Exchange Approvals

The Bradstone Shares are listed on the TSX; the Peruvian Common Shares and the Glenex Common Shares are listed on the TSX Venture; and the Stockscape Common Shares are quoted on the OTCBB. It is a condition of the Arrangement that the TSX and the TSX Venture shall have accepted the Arrangement and the TSX shall have conditionally approved the listing of the Amalco Class A Shares and the Amalco Class B Shares on the TSX and the NASD shall have conditionally approved the quotation of the Amalco Class A Shares and the Amalco Class B Shares, if required, subject to the usual conditions for listing.

Court Approval of the Arrangement

Under the Company Act, the Companies are required to obtain the approval of the Court to the calling of the Bradstone, Peruvian, Glenex and Stockscape Meetings and to the Arrangement. On May 17, 2002, prior to mailing of this Summary, the Companies obtained an Interim Order providing for the calling and holding of the said Meetings and other procedural matters. A copy of the Notice of Application for the Final Order is attached to this Summary. As set out in the Notice of Application, the Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m., Vancouver time, on June 26, 2002, following the said Meetings or as soon thereafter as counsel for the Companies may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the respective Meetings. ***Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.***

At the Court hearing, shareholders and creditors of Bradstone, Peruvian, Glenex and Stockscape who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the Company Act, the Companies have been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective and the Court will be informed prior to the hearing that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to, among other things, Amalco Shares to be distributed pursuant to the Arrangement as described below under

"Securities Laws Considerations - U.S. Securities Laws" in the Information Circular.

Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application is required to file with the Court and serve upon Bradstone, Peruvian, Glenex and Stockscape at their respective addresses for service set out in the Notice of Application attached as Schedule "E" to this Summary, on or before 12:00 p.m., Vancouver time, on June 20, 2002, a notice of his, her or its intention to appear ("**Appearance Notice**"), including their address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to:

Bradstone Equity Partners, Inc.
Peruvian Gold Limited
Glenex Industries Inc.
Stockscape.com Technologies Inc.
all c/o 10th Floor - 595 Howe Street
Vancouver, British Columbia, V6C 2T5

Attention: Kenneth W. Ball
Fax: (604) 687-8772
E-mail: kball@dumoulinblack.com

Exemption Orders

The BCSC issued an order on May 17, 2002, under the Company Act and the ASC issued an order on May 16, 2002 under the Alberta Act, exempting the Companies from the requirement to deliver printed copies of the complete Information Circular to Shareholders, provided, in both cases, that the full text of the information circular is made available electronically to Shareholders and that printed copies of the information circular be provided to Shareholders, free of charge, on request.

The local securities regulatory authority in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick issued a decision on May 17, 2002 exempting the Companies from the requirement to deliver printed copies of the complete Information Circular to their respective registered and non-registered Shareholders on the following conditions:

1. the Companies' respective shareholders receive written notice, by mail, that the Information Circular will be electronically available to them (together with information on how to access the electronic copy or how to request a printed copy free of charge), the respective notice of annual, special or extraordinary meeting, a summary containing a succinct and clear outline of the Arrangement and the form of proxy for the respective meeting (which condition is being met by delivery of this information package);

2. the Companies' respective shareholders have access to the Information Circular through a designated website or by making a request to one of the Companies or their respective transfer agents, for a printed copy of the Information Circular, free of charge (for the description of how to access the Information Circular, please refer to Page 1 of this Summary; and

3. the Information Circular that is available electronically to shareholders be identical to the printed copy which is available to shareholders on request.

The orders and decisions referred to above are together referred to as the "Exemption Orders".

See "Exemption Orders" in the Information Circular.

Risk Factors

The securities of Bradstone, Peruvian, Glenex and Stockscape should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders should carefully consider all of the information disclosed in the Information Circular prior to voting on the matters being put before them at the Meetings under the Information Circular. See "The Arrangement – Risk Factors", "Bradstone Equity Partners, Inc. – Risk Factors", "Peruvian Gold Limited – Risk Factors", "Glenex Industries Inc. – Risk Factors", Stockscape.com Technologies Inc. – Risk Factors" and "Bradstone (Post Arrangement) – Risk Factors" in the Information Circular.

Exchange of Certificates and Fractional Shares

As soon as practicable after the Effective Date, the Depository at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, shall forward to each registered holder of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares at the address of such holder as it appears in the appropriate register for such shares a letter of transmittal and instructions for obtaining delivery of certificates representing the Amalco Shares to which such registered holders are entitled pursuant to the Arrangement. Former shareholders of Bradstone, Peruvian, Glenex and Stockscape may make delivery of the shares held by them by delivering the certificates representing such shares to the Depository. Such certificates shall be accompanied by a duly completed letter of transmittal together with such other documents as the Depository may require. The Amalco Shares issued to such holder shall be registered in such name or names and the certificates for the shares issuable pursuant to the Arrangement will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depository of the required documents. No fractional shares will be issued and no cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded up to the next whole number.

Income Tax Considerations

A summary of the principal Canadian and United States federal income tax consequences of the proposed Arrangement is included under "Income Tax Considerations" in the Information Circular. **Holders of Bradstone, Peruvian, Glenex or Stockscape securities should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.**

Dissent Rights

Bradstone Shareholders have the right to dissent to the Continuance and to be paid the fair value of their shares upon strict compliance with the provisions of applicable law. See 'Bradstone Annual General Meeting Matters – Bradstone Continuance - Rights of Dissent to the Continuance" in the Information Circular for a summary of the Alberta Act dissent right and procedures applicable to the Continuance.

Shareholders of Bradstone, Peruvian, Glenex and Stockscape have the right to dissent to the Arrangement and to be paid the fair value of their shares upon strict compliance with the provisions of applicable law. See "Rights of Dissent to the Arrangement" in the Information Circular for a summary of the Company Act dissent right and procedures applicable to the Arrangement. **Dissenting Bradstone, Peruvian, Glenex and Stockscape shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Continuance or**

Arrangement, as the case may be, and the dissent rights.

Information for United States Securityholders

The Amalco Securities to be issued to the Bradstone Securityholders, Peruvian Securityholders, the Glenex Securityholders and the Stockscape Securityholders pursuant to the Arrangement will not be registered under the provisions of the U.S. Securities Act and will be distributed in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. See also "The Arrangement – Conduct of Meetings and Other Approvals" in the Information Circular. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of the Amalco Shares issued pursuant to the Arrangement is an "affiliate" of Amalco after the Arrangement or was an "affiliate" of Bradstone, Peruvian, Glenex and Stockscape prior to the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders of the issuer.

The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements of Bradstone, Peruvian, Glenex and Stockscape and the pro forma statements of Bradstone (Post Arrangement) included in the Information Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that their officers and directors are residents of countries other than the United States, that the experts named in the Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Arrangement and such persons may be located outside the United States.

THE AMALCO SHARES, AMALCO OPTIONS AND AMALCO WARRANTS TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS SUMMARY OR THE INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Forward Looking Statements

Statements contained in this Summary and the Information Circular that are not historical facts are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in exploration or development activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

GLOSSARY OF TERMS

In this Summary of the Information Circular, the following capitalized words and terms shall have the following meanings:

Accumulated Deficit of Amalco	The amount of the deficit of Amalco as determined in accordance with applicable Canadian GAAP.
Alberta Act	The *Business Corporations Act* (Alberta).
Amalco [or Bradstone (Post Arrangement)]	The amalgamated company, to be named "Bradstone Equity Partners, Inc." or such other name as approved, resulting from the amalgamation of the Companies pursuant to the Plan of Arrangement.
Amalco Class A Shares	Class A subordinate voting common shares in the capital of Amalco, each Amalco Class A Share entitling the holder to one vote per Amalco Class A Share held.
Amalco Class B Shares	Class B multiple voting common shares in the capital of Amalco, each Amalco Class B Share entitling the holder to five votes per Amalco Class B Share held.
Amalco Options	Options for the purchase of Amalco Class A Shares.
Amalco Securities	Collectively, Amalco Class A Shares, Amalco Class B Shares, Amalco Warrants and Amalco Options.
Amalco Securityholders	At the relevant time, holders of Amalco Shares, Amalco Warrants and Amalco Options.
Amalco Shares	Collectively, Amalco Class A Shares and Amalco Class B Shares.
Amalco Warrants	Warrants for the purchase of Amalco Class A Shares.
Arrangement	The Arrangement to be completed pursuant to the provisions of Section 252 of the Company Act, involving the amalgamation of Bradstone, Peruvian, Glenex and Stockscape to form Amalco as described in the Plan of Arrangement and the elimination of the Accumulated Deficit of Amalco.
Arrangement Agreement	The Arrangement Agreement dated as of April 5, 2002 among Bradstone, Peruvian, Glenex and Stockscape.
Arrangement Resolutions	Collectively, the Bradstone Arrangement Resolution, Peruvian Arrangement Resolution, Glenex Arrangement Resolution and Stockscape Arrangement Resolution.
ASC	Alberta Securities Commission
BCSC	British Columbia Securities Commission
Bradstone	Bradstone Equity Partners, Inc., a company incorporated under the Alberta Act.
Bradstone 2002 Stock Option Plan	Bradstone's proposed 2002 stock option plan authorizing the issuance of options to purchase up to 4,872,290 Bradstone Class A Shares in respect of which the Option Resolution is being placed before the Bradstone Meeting.

Bradstone Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out in Bradstone's Notice of Meeting.
Bradstone Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by Bradstone Shareholders at the Bradstone Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Bradstone Class A Shares	Class A subordinate voting common shares in the capital of Bradstone, each Bradstone Class A Share entitling the holder to one vote per Bradstone Class A Share held.
Bradstone Class B Shares	Class B multiple voting common shares in the capital of Bradstone, each Bradstone Class B Share entitling the holder to five votes per Bradstone Class B Share held.
Bradstone Continuance Resolution	The Special Resolution of Bradstone Shareholders approving the Continuance to be voted on, with or without variation, by the Bradstone Shareholders at the Bradstone Meeting, the full text of which is attached as Schedule "A" to this Information Circular.
Bradstone Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the special and extraordinary general meeting of shareholders of Bradstone to be held at 11:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Bradstone Continuance Resolution, the Bradstone Arrangement Resolution, the Option Resolution and the other matters proposed by management at the Bradstone Meeting.
Bradstone (Post Arrangement) [or Amalco]	The amalgamated company, to be named "Bradstone Equity Partners, Inc." or such other name as approved, resulting from the amalgamation of Bradstone, Peruvian, Glenex and Stockscape pursuant to the Plan of Arrangement.
Bradstone Securityholders	At the relevant time, holders of Bradstone Shares and Bradstone Options.
Bradstone Shareholders	At any time, the holders at that time of Bradstone Class A or Bradstone Class B Shares.
Bradstone Shares	Collectively, Bradstone Class A Shares and Bradstone Class B Shares.
Break Fee	$100,000 payable pursuant to the Arrangement Agreement to each other party thereto by a party who accepts an unsolicited superior proposal or who breaches a material obligation under the Arrangement Agreement.
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
Companies	Collectively, Bradstone, Peruvian, Glenex and Stockscape.
Company Act	The *Company Act* (British Columbia), as amended.
Continuance	The proposed continuance of Bradstone from the Province of Alberta under section 182 of the Alberta Act to the Province of British Columbia under section 36 of the Company Act.
Court	The Supreme Court of British Columbia.

Depository	Computershare Trust Company of Canada
Effective Date	The date on which the Final Order and such other documents as are required by the Registrar are accepted for filing under the Company Act.
Exchange Act	*United States Securities Exchange Act* of 1934, as amended.
Exemption Orders	The orders issued by the British Columbia Securities Commission and the Alberta Securities Commission under the Company Act and the Alberta Act respectively, and the decision issued by the local securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick, on May 16 and 17, 2002 in the forms as attached to the Information Circular as Schedules "N1", "N2" and "N3".
Final Order	The final order made by the Court approving the Arrangement.
Financial Advisors	Stephen W. Semeniuk, B. Com., MBA, CFA, in respect of Bradstone, Glenex and Stockscape and Ross Glanville, B.A. Sc., P. Eng., MBA, CGA, CAMV, in respect of Peruvian.
GAAP	Generally Accepted Accounting Principles.
Glenex	Glenex Industries Inc., a company amalgamated under the Company Act.
Glenex Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Glenex Common Shareholders at the Glenex Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Glenex Common Shareholders	At any time, the holders at that time of Glenex Common Shares.
Glenex Common Shares	Voting common shares in the capital of Glenex.
Glenex Meeting	The extraordinary general meeting of shareholders of Glenex to be held at 8:30 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Glenex Arrangement Resolution and the other matters proposed by management at the Glenex Meeting.
Glenex Optionholders	At the relevant time, holders of Glenex Options.
Glenex Options	Existing options granted by Glenex for the purchase of up to 225,000 Glenex Common Shares at an exercise price of $0.25 per share with expiry dates ranging from July 13, 2002 to September 2007.
Glenex Securityholders	At the relevant time, holders of Glenex Common Shares and Glenex Options.
Information Circular	This Information Circular to be sent to the Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders in connection with the Meetings.
Interim Order	The interim order of the Court dated May 17, 2002 pursuant to Section 252 of the Company Act, approving the calling of the Meetings.
Meetings	Collectively, the Bradstone Meeting, Peruvian Meeting, Glenex Meeting and Stockscape Meeting.
NASD	National Association of Securities Dealers.

NASDAQ	The NASD Automated Quotation System, commonly known as the "NASDAQ Stock Market".
Option Resolution	The Ordinary Resolution approving the Bradstone 2002 Stock Option Plan, to be voted on, with or without variation, at the Bradstone Meeting, the full text of which is attached as Schedule "D" to the Information Circular.
Ordinary Resolution	In the case of the Company Act and the Alberta Act, a resolution required to be approved by greater than one half (1/2) of the votes cast by those shareholders who (being entitled to do so) vote in person or by proxy at the shareholders' meeting for which the appropriate notice has been given.
OTCBB	The Over the Counter Bulletin Board operated by the NASD.
Peruvian	Peruvian Gold Limited, a company incorporated under the Company Act.
Peruvian Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out in Peruvian's Notice of Meeting.
Peruvian Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Peruvian Common Shareholders at the Peruvian Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Peruvian Common Shareholders	At any time, the holders at that time of Peruvian Common Shares.
Peruvian Common Shares	Voting common shares in the capital of Peruvian.
Peruvian Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the extraordinary general meeting of shareholders of Peruvian to be held at 10:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Peruvian Arrangement Resolution, and the other matters proposed by management at the Peruvian Meeting.
Peruvian Optionholders	At the relevant time, holders of Peruvian Options.
Peruvian Options	Existing options granted by Peruvian for the purchase of up to 991,500 Peruvian Common Shares at exercise prices ranging from $0.45 to $0.70 per share with expiry dates ranging from April 14, 2002 to March 4, 2007.
Peruvian Securityholders	At the relevant time, holders of Peruvian Common Shares and Peruvian Options.
Plan of Arrangement	The plan of arrangement set out as Schedule "J" hereto and any amendment thereto agreed to by the directors of each of Bradstone, Peruvian, Glenex and Stockscape.
Record Date	May 13, 2002, being the date determined by each of Bradstone, Peruvian, Glenex and Stockscape for determining Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders entitled to receive notice of and vote at the Meetings.
Registered Holder	A shareholder of record of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, as the case may be.

Registrar	The British Columbia Registrar of Companies appointed under Section 320 of the Company Act.
Reporting Jurisdictions	The Canadian jurisdictions where Bradstone, Peruvian, Glenex and Stockscape are currently reporting issuers under Securities Legislation and the United States where Peruvian and Stockscape file reports and other information with the SEC.
Reporting Jurisdictions (New)	The Canadian jurisdictions where Bradstone will be a reporting issuer (being British Columbia, Alberta, Ontario, Saskatchewan, Manitoba, Quebec, and New Brunswick), and the United States where Bradstone will be required to file reports and other information with the SEC on completion of the Arrangement.
SEC	United States Securities and Exchange Commission.
Securities Acts	The *Securities Act* (Alberta), *Securities Act* (British Columbia), *Securities Act* (Ontario), *Securities Act* (Saskatchewan), *Securities Act* (Manitoba), *Securities Act* (Quebec), and *Securities Act* (New Brunswick), as amended.
Securities Legislation	The Company Act, the Alberta Act, the Securities Acts and the equivalent securities legislation of the territories of Canada, and the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX and the TSX Venture.
SEDAR	System for Electronic Document Analysis and Retrieval.
Shareholder	A member of a company incorporated under the Company Act or, in the case of Bradstone prior to the Continuance, a shareholder under the Alberta Act.
Special Resolution	A resolution required to be approved by not less than three quarters (3/4), in the case of the Company Act, or two thirds (2/3), in the case of the Alberta Act, of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Shareholders' Meeting for which the appropriate notice has been given.
Stockscape	Stockscape.com Technologies Inc., a company incorporated under the Company Act.
Stockscape Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out Stockscape's Notice of Meeting.
Stockscape Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Stockscape Common Shareholders at the Stockscape Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Stockscape Common Shareholders	At any time, the holders at that time of Stockscape Common Shares.
Stockscape Common Shares	Voting common shares in the capital of Stockscape.
Stockscape Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the extraordinary general meeting of shareholders of Stockscape to be held at 9:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Stockscape Arrangement Resolution, the Stockscape's Name Change Resolution and the other

	matters proposed by management at the Stockscape Meeting.
Stockscape Name Change	The proposed change of name of Stockscape to Cornucopia Capital Inc.
Stockscape Name Change Resolution	The Special Resolution approving the Stockscape Name Change to be voted on, with or without variation, by the Stockscape Common Shareholders at the Stockscape Meeting, the full text of which is attached as Schedule "C" to this Information Circular.
Stockscape Optionholders	At the relevant time, holders of Stockscape Options.
Stockscape Options	Existing options granted by Stockscape for the purchase of up to 1,037,500 Stockscape Common Shares at exercise prices ranging from CDN$0.50 to U.S.$0.50 per share with expiry dates ranging from October 31, 2002 to January 9, 2005.
Stockscape Securityholders	At the relevant time, holders of Stockscape Common Shares, Stockscape Warrants and Stockscape Options.
Stockscape Warrantholders	At the relevant time, holders of Stockscape Warrants.
Stockscape Warrants	Up to 400,000 Warrants issued under Stockscape private placements, each Warrant entitling the holder to purchase one Stockscape Common Share at an exercise price of $0.50 per share until June 30, 2003.
Superior Proposal	An unsolicited bona fide offer regarding a merger, takeover bid, sale of substantially all assets or similar fundamental transaction involving a party which the board of directors of that party considers, in good faith, to be clearly superior to the terms of the Arrangement and must be recommended to the party's shareholders in order that the board of directors may discharge its fiduciary obligations. Any good faith determination by the board of directors of a Superior Proposal shall only be made after consultation with qualified financial advisors and receipt by the board of directors of the party of an opinion of outside counsel or advice of outside counsel that is reflected in the minutes of the board of directors of the party to the effect that the failure to entertain and negotiate such a Superior Proposal or to furnish information concerning the party to a third party in connection therewith would be likely, in the particular circumstances, to result in a finding that the directors had breached their fiduciary duties under applicable law.
Termination Date	July 15, 2002, unless extended by agreement of the parties to the Arrangement Agreement.
TSX	The Toronto Stock Exchange.
TSX Venture	TSX Venture Exchange.
U.S. Securities Act	The United States *Securities Act of 1933*, as amended.

SCHEDULE "A"

BRADSTONE CONTINUANCE RESOLUTION

Bradstone's shareholders will be asked to approve, as a special resolution approved by not less than 66 2/3% of the Bradstone Shares cast by persons voting in person or by proxy at the Meeting, the following resolution approving the transfer of Bradstone's jurisdiction of incorporation from Alberta to British Columbia and the alteration of Bradstone's authorized share capital in substantially the terms set out below (the "**Continuance Resolution**"). Management of Bradstone may elect not to carry out the Continuance if the Arrangement Resolution is not approved.

"WHEREAS Bradstone proposes to transfer out of the Province of Alberta under the jurisdiction of the Business Corporations Act (Alberta) (the "**Alberta Act**") and to continue into the Province of British Columbia (the "**Continuance**") under the jurisdiction of the Company Act (British Columbia) (the "**Company Act**");

AND WHEREAS management of Bradstone proposes to present a special resolution to the shareholders at the Meeting with respect to the Continuance and may subsequently decide that it is not in the best interests of Bradstone to proceed with such matters;

IT IS HEREBY RESOLVED, as a special resolution, that:

1. Bradstone be authorized to undertake and complete the Continuance and any one director or officer of Bradstone be authorized to determine the form of documents required in respect thereof, including any supplements or amendments thereto and including, without limitation, the documents referred to below;

2. the Continuance of Bradstone's jurisdiction of incorporation from Alberta to the Province of British Columbia, pursuant to Section 189 of the Alberta Act and Section 36 of Company Act, be approved;

3. Bradstone's application pursuant to Section 189 of the Alberta Act for authorization to be continued as a "company" in the Province of British Columbia be approved and ratified;

4. Bradstone make application to the Registrar of Companies in the Province of British Columbia for consent to be continued into and registered as a "company" pursuant to the Company Act;

5. effective on the date of such Continuance into British Columbia, Bradstone adopt the Memorandum substantially in the form attached as Schedule "O" to the circular prepared for the purpose of this Meeting and Articles substantially in the form attached as Schedule "P", in substitution for the existing Articles and Bylaws of Bradstone;

6. effective on the date of such Continuance under the Company Act, the authorized share capital of Bradstone be altered from an unlimited number of Subordinate Voting Shares to 100,000,000 Class "A" Subordinate Voting Shares, from an unlimited number of Multiple Voting Shares to 100,000,000 Class "B" Multiple Voting Shares and from an unlimited number of both First Preferred Shares and Second Preferred Shares to 100,000,000 of each of First Preferred Shares and Second Preferred Shares, in all cases without nominal or par value;

7. effective on the date of such Continuance as a corporation under the Company Act, the following persons shall be the directors of Bradstone as a British Columbia corporation:

Robert G. Atkinson
Gordon D. Ewart
A. Murray Sinclair
Brian E. Bayley
Andrew F. B. Milligan
John J. Fleming
Edward L. Mercaldo

8. notwithstanding the passage of this special resolution by the members of Bradstone, the board of directors of Bradstone, without further notice to or approval of the members of Bradstone, may decide not to proceed with the Continuance or otherwise give effect to this special resolution, at any time prior to the Continuance becoming effective; and

9. any one or more of the directors and officers of Bradstone be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Bradstone or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

SCHEDULE "B"

ARRANGEMENT RESOLUTIONS

Shareholders of each of the Companies will be asked to approve by special resolution of not less than 3/4 of the votes cast by the Shareholders (which shall include the voting in person or by proxy at the Meeting), the following:

IT IS HEREBY RESOLVED, as a special resolution, that:

1. the Arrangement under section 252 of the *Company Act* (British Columbia) set forth in the Plan of Arrangement attached as Schedule "J" to the Joint Information Circular dated May 17, 2002 (the "**Circular**") of Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. (collectively, the "**Companies**") is authorized and approved, provided that if any one or more of the parties other than Bradstone Equity Partners, Inc. determines or is determined by any one of the other parties including Bradstone by resolution of the board of directors thereof that it is not appropriate for such party or parties to participate in and complete the Arrangement, the remaining parties may proceed with the completion of the Arrangement without such party or parties provided that all other conditions, terms, covenants, representations and warranties relevant to the remaining parties can be complied with and this Agreement will be deemed to be amended to delete all references to the party or parties which is or are not participating;

2. effective on the date of such Arrangement, the amalgamated company to be formed pursuant to the Arrangement adopt the Memorandum and the Articles substantially in the terms set out as Appendix "A" and Appendix "B" to Plan of Arrangement attached as Exhibit 1 to the Arrangement Agreement made as of April 5, 2002 among the Companies;

3. any one director or officer of the Company be authorized and empowered, acting for, in the name of and on behalf of the Company, to execute and to deliver such documents as are necessary or desirable, and to deliver the final order of the Court approving the Plan of Arrangement to the Registrar appointed under Section 230 of the Company Act for filing; and

4. notwithstanding the passage of this special resolution by the Shareholders of the Company or the approval of the Court, the board of directors of the Company, without further notice to or approval of the Shareholders of the Company or the Court, may decide not to proceed with the Arrangement or to otherwise give effect to this special resolution at any time prior to the Plan of Arrangement becoming effective.

SCHEDULE "C"

STOCKSCAPE NAME CHANGE RESOLUTION

Stockscape Shareholders will be asked to approve by special resolution of not less than 3/4 of the votes cast by the Shareholders (which shall include the voting in person or by proxy at the Meeting), the following:

IT IS HEREBY RESOLVED, as a special resolution, that:

1. the name of the Company be changed to "Cornucopia Capital, Inc.";

2. paragraph 1 of the Memorandum of the Company be altered to read:

   "1. The name of the Company is "Cornucopia Capital, Inc.".

3. the Board of Directors be authorized to choose, without further approval of the members, such other name as may be acceptable to the TSX Venture Exchange and the Registrar of Companies and to amend this special resolution as may be necessary to comply with any applicable legislation or the policies or rules of such regulatory authorities.

SCHEDULE "D"

OPTION RESOLUTION

"IT IS HEREBY RESOLVED (with all insiders and their associates abstaining from voting), as an ordinary resolution that, upon the Effective Date of the Arrangement, Bradstone is authorized to adopt the Bradstone 2002 Stock Option Plan, pursuant to which the directors may, from time to time subject to any required regulatory approval, authorize the issuance of options to directors, officers and service providers of Bradstone and its subsidiaries for a maximum of 4,872,920 Bradstone Class A Shares (or such greater number which is not more than 20% of the then issued Bradstone Class A Shares) for issuance pursuant to Bradstone's Stock Option Plan."

SCHEDULE "E"

NOTICE OF APPLICATION FOR FINAL ORDER

NO. L021548

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF A PLAN OF ARRANGEMENT OF
BRADSTONE EQUITY PARTNERS, INC., PERUVIAN GOLD LIMITED,
GLENEX INDUSTRIES INC. AND STOCKSCAPE.COM TECHNOLOGIES INC.

BRADSTONE EQUITY PARTNERS, INC., PERUVIAN GOLD LIMITED,
GLENEX INDUSTRIES INC., STOCKSCAPE.COM
TECHNOLOGIES INC. AND THEIR MEMBERS

PETITIONERS

NOTICE OF APPLICATION FOR FINAL ORDER

TO: No Party Served

NOTICE IS HEREBY GIVEN that a Petition has been filed by Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. (the "Petitioners") in the Supreme Court of British Columbia for sanction and approval of an Arrangement contained in a Arrangement Agreement dated for reference the 5th day of April, 2002, pursuant to Section 252(2) of the *Company Act*, R.S.B.C. 1979, c. 59 and amendments thereto;

AND NOTICE IS FURTHER GIVEN that by an Order of the Supreme Court of British Columbia, dated the 17th day of May, 2002, the Court has given directions by means of an Interim Order as to the calling of meetings of the respective members of the Petitioners for the purpose of considering and voting upon the Arrangement;

AND NOTICE IS FURTHER GIVEN that pursuant to the Order aforesaid, the Petition is directed to be heard before a Justice of the Supreme Court of British Columbia, at the Courthouse, 800 Smithe Street, in the City of Vancouver, on Wednesday, the 26th day of June, 2002, at the hour of 9:45 o'clock in the forenoon, or so soon thereafter as counsel may be heard.

Any member of the Petitioners desiring to support or oppose the making of an Order on the said Petition may file an Appearance at any time prior to the time of such hearing, in person or by counsel.

IF YOU WISH TO BE HEARD at the hearing of the petition or wish to be notified of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a form entitled "Appearance" at the Vancouver registry of the Supreme Court of British Columbia (the Registry) prior to the date of hearing and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioner's address for delivery, which is set out below.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry.

The address of the Registry is: 800 Smith Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to your. If the Arrangement is approved it will significantly affect the rights of the members of the Petitioner.

A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at their address for delivery set out below. Further to the Order of the Supreme Court of British Columbia, any member of the Petitioners may appear and make representations at the Final Application, provided such member shall file an Appearance as aforesaid, and deliver a copy of the filed Appearance, together with a copy of all materials on which the said member intends to rely upon at the Final Application, including a written outline of such member's proposed submissions, to the solicitors for the Petitioners as the address for delivery set out in the Petition on or before 12:00 o'clock noon on Thursday, June 20, 2002 in Vancouver, B.C.

The Petitioners' address for delivery is: c/o DuMoulin Black, Barristers & Solicitors, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Attention: Kenneth W. Ball.

Dated at Vancouver, British Columbia, this 17th day of May, 2002.

Kenneth W. Ball
Solicitor for the Petitioners

Glenex Industries Inc.

Fairness Opinion on the Proposed Arrangement

With: Bradstone Equity Partners, Inc.

Peruvian Gold Limited

Stockscape.com Technologies Inc.

Prepared by: Stephen W. Semeniuk, CFA

Submitted: April 23, 2002

Table of Contents

Summary and Conclusions

This report contains the fairness opinion on the proposed four-party plan of arrangement ('Arrangement') by which Bradstone Equity Partners, Inc. ('Bradstone ') will effectively acquire, by way of an amalgamation, all of the outstanding shares of Peruvian Gold Limited ('Peruvian'), Glenex Industries Inc. ('Glenex') and Stockscape.com Technologies Inc. ('Stockscape'). For this reason the question of fairness must also consider the underlying values associated with Peruvian and Stockscape as these companies will impact on the underlying values of Bradstone shares that will be exchanged for Glenex shares.

Under the Arrangement Glenex, Peruvian and Stockscape will amalgamate through an exchange of shares to form a new company ('Amalco'), which will be called 'Bradstone Equity Partners, Inc.'. The new Amalco shareholders will receive Class A shares of Bradstone ('Bradstone A shares') on the effective date of the Amalgamation. Holders of Bradstone shares will receive 1.0 Bradstone A share for every 1.0 Bradstone A share held and 1.0 Bradstone Class B share ('Bradstone B shares') for every 1.0 Bradstone B share held. Holders of Peruvian shares will receive 1.0 Bradstone A share for every 1.7156 Peruvian shares. Holders of Stockscape shares will receive 1.0 Bradstone A share for every 4.1387 Stockscape shares. Holders of Glenex shares will receive 1.0 Bradstone A share for every 2.2680 Glenex shares.

Bradstone currently has 4,109,690 *Class* A *shares and* 4,067,766 *Class* B multiple voting shares outstanding. Both classes of Bradstone shares are 'participating' as they are equal and ratable in all other aspects of the ownership of the company. Also, under certain circumstances both classes of Bradstone shares are convertible into the other. Class B shares are convertible into Class A shares at any time, whereas Class A shares can be converted to Class B shares only in event an offer is made to acquire Class B shares.

After the Arrangement, former Bradstone shareholders will hold the same number of shares in Amalco as they did prior to the Arrangement. Thus, the number of Class B voting shares, which are entitled to 5.0 votes per share, will be unchanged but the number of Class A shares, which are entitled to 1.0 vote per share, could increase by 20,254,762 shares. The latter amount is dependent on the disposition of fractional shares and the potential exercise of some in-the-money options. The 20,254,762 Bradstone A shares to be issued amounts to 71.2% of the 'participating' shares to be outstanding on completion of the Arrangement and will represent 45.3% of the then outstanding voting rights. Glenex shareholders will receive 4,124,422 Bradstone A shares, which will represent 14.5% of the participating shares and 9.2% of the voting rights. The outstanding B shares will represent 45.5% of the post Arrangement voting rights and 14.3% of the equity.

As a result of the Arrangement, Bradstone will become a much larger company having, by the writer's calculations, at least $28 million in net asset value ('NAV'), chiefly in the form of liquid assets. The resulting capital structure of Bradstone will consist of 24,364,452 'A' shares and 4,067,766 'B' shares.

The exchange ratios agreed to amongst the companies fall within the ranges of exchange ratios as suggested on the basis of the trading ranges of the shares of the respective companies in the first quarter of 2002. In addition, the exchange ratios, agreed to by the companies, result in the allocation of Bradstone A shares amongst the companies that closely mirrors the NAVs of the respective companies. As the assets of the companies are relatively liquid and in some cases consist predominantly of marketable securities, it would be expected that the companies would have placed greater reliance on the values of the companies' assets rather that stock market trading values.

From the perspective of Bradstone, the total value of the consideration in Bradstone A shares to be issued to the shareholders of the respective companies is essentially the same as the combined NAV of Peruvian, Glenex and Stockscape. The same observation applies to Glenex. Its NAV was calculated as approximately $4.0 million and the underlying NAV of the Bradstone A shares its shareholders will receive was calculated as $4.1 million. In addition, when considered in terms of the combined NAVs of the four respective companies, Bradstone will increase in size by approximately 3.5 times. At the same time Bradstone's 'participating' shares will increase by a commensurate amount, from 8,177,456 shares to 28,432,218.

When companies attempt to grow by way of external financing, the required issue of new equity usually takes place at discounts to the market price of equity or NAVs. The proposed Arrangement, as described, allows Bradstone as well as the shareholders of Peruvian, Glenex and Stockscape to participate in the creation of a larger entity with the inherent benefits of economies of scale and new growth potential without the dilution normally associated with significant equity and capital infusions.

Based on the information, observations and analyses conducted by the writer, **it is the writer's considered opinion that the proposed exchange ratio under the Arrangement of 1.0 Bradstone A or B shares for each 1.0 Bradstone A or B share, as the case may be, 1.0 Bradstone A share for each 1.7156 shares of Peruvian, 1.0 Bradstone A share for each 2.2680 shares of Glenex and 1.0 Bradstone A share for each 4.1387 shares of Stockscape is fair, from a financial point of view, to Glenex shareholders as a whole and to its minority non-controlling shareholders.**

April 23, 2002

Board of Directors
Glenex Industries Inc.
300 - 570 Granville Street
Vancouver, B.C. V6C 3P1

Gentlemen:

You have asked the writer to provide a valuation and fairness opinion on the proposed plan of arrangement ('Arrangement') to be undertaken by Glenex Industries Inc. ('Glenex'). Under the Arrangement Bradstone Equity Partners, Inc. ('Bradstone'). plans to acquire, by way of an amalgamation, all of the outstanding shares of Glenex, Peruvian Gold Limited ('Peruvian') and Stockscape.com Technologies Inc. ('Stockscape').

Bradstone, Peruvian, Stockscape and Glenex will amalgamate through an exchange of shares to form a new company ('Amalco') to be known as 'Bradstone Equity Partners, Inc.'. The result of the amalgamation is that Peruvian, Glenex and Stockscape shares will be exchanged for Bradstone A shares. Holders of Peruvian shares will receive 1.0 Bradstone A share for every 1.7156 Peruvian shares exchanged for Amalco shares. Holders of Stockscape shares will receive 1.0 Bradstone A share for every 4.1387 Stockscape shares exchanged for Amalco shares. Holders of Glenex shares will receive 1.0 Bradstone A share for every 2.2680 Glenex shares exchanged for Amalco shares. While the Bradstone A shares and Bradstone B shares of the former Bradstone shareholders are, in fact, to be exchanged for Amalco A and B shares, there is no change to the name or nature of such shares and they will continue to be called Bradstone A shares and Bradstone B shares in this opinion.

The number of shares held by current Bradstone shareholders will not be affected as these shareholders will hold the same number of shares in their company as they did prior to the Arrangement.

The proposed exchange ratios can also be expressed in reciprocal terms. In this case the key exchange ratios are as follows:

1.0 Amalco share	=	1.0	Bradstone A share
1.0 Peruvian share	=	0.58289	Bradstone A share
1.0 Glenex share	=	0.44092	Bradstone A share
1.0 Stockscape share	=	0.24162	Bradstone A share

The current outstanding capitalisation of Bradstone consists of 4,109,690 Class A shares and 4,067,766 Class B shares. The 'A' shares are entitled to one vote a share while the 'B' shares are entitled to 5.0 votes per share. On completion of the Arrangement the number of 'B' shares will be unchanged but the number of 'A' shares will increase by up to 20,254,762 shares (see Exhibit I). However, the precise number is dependent on the rounding of fractional shares as well as the possible exercise of in-the-money options. Both classes of Bradstone shares participate rateably with each other in the equity of the company and, as earlier explained, under certain circumstances are convertible into the other class.

As a result of the Arrangement, Bradstone will become a much larger company having approximately $28.4 million in net assets, chiefly in the form of liquid assets. The resulting capitalisation of Bradstone will consist of up to 24,364,452 'A' shares and 4,067,766 'B' shares. With the increase in the number of Bradstone 'A' shares outstanding, the new capital structure will represent about 44,703,282 votes. Consequently, the 'A' shares, to be issued under the Arrangement, will represent approximately 71.2% of the Bradstone's resulting equity and 45.3% of the votes that could be cast. Glenex shareholders will receive 4,124,422 Bradstone A shares, which will represent about 14.5% of the 'participating' shares and 9.2% of the voting rights.

The market normally does not accord a significant premium to multiple voting shares relative to the single or non-voting shares of the same company. For example, based on recent observations, the current premium on the 10-vote shares of Bombardier Inc. amounts to five cents or less over the market price of the regular common shares currently trading in the $14.00 range. **Consistent with expectations under finance theory, the underlying value of common shares, which in all respects are equal except for voting rights, depends almost exclusively on the company's assets and underlying earning power.** Significant price differences only arise when the voting control of a company is at stake.

Description of Bradstone

Bradstone's Class 'A' and Class 'B' shares are listed on the Toronto Stock Exchange ('TSE'). The company specializes in providing merchant banking services focusing on investments in emerging companies in North America. Its management and advisors seek to identify early stage investment opportunities in technology and resource-based businesses. Bradstone invests its funds in various instruments such as bridge loans, corporate debt, publicly traded securities and real estate mortgage loans.

Bradstone was incorporated as 511354 Alberta Ltd. on February 14, 1992 under the Business Corporations Act (Alberta). On June 18, 1992 the company's name was changed to H.J. Forest Products Inc. On July 22, 1997 the company's articles were amended to create two classes of shares and to change the name to Bradstone.

Prior to 1997, Bradstone was involved in a limited partnership developing an oriented strandboard mill in Ontario. In 1996, Bradstone sold its 82% limited partnership interest in Jager Strandboard Limited Partnership to its partner, MacMillan Bloedel, for $26 million. After repayment of debt and other obligations, the company was left with $19 million in cash, which has subsequently been invested in other business areas.

Amongst the investments made by Bradstone in 1997 was the expenditure of $1.82 million to acquire a 14.8% interest in Peruvian Gold Limited. At the time Peruvian had approximately $13 million in cash and short term investments. Bradstone recently held 4,552,000 Peruvian shares, which represented 27.2% of the latter's issued and outstanding shares. As a condition of the Arrangement, Bradstone had to sell all or substantially all of its Peruvian shares into the market.

In third quarter 1997, Bradstone invested $1.54 million in a private placement of Spur Ventures Inc. ('Spur'). Spur holds an 80% interest in the large Yichang phosphate development project in Hubie Province, China. Jacobs Engineering of Florida completed a bankable feasibility study on the Yichang project in the last quarter of 2000. The study arrived at an initial capital estimate for completing the project of US$371 million. Various financing alternatives are under investigation.

Spur subsequently engaged a financial consulting firm, experienced in arranging project and infrastructure financing in emerging and developing economies, to work with international banks to expedite financing for the Yichang project. Spur has also had advanced discussion with potential partners for the Yichang project. Due diligence in China has been undertaken by these parties.

In addition, Bradstone recently announced that Jacobs Engineering is undertaking work to facilitate implementation and reconfiguring alternatives for the Yichang project. The latter involves a proposal to produce fertilizer NPK and dicalcium phosphate, an animal feed additive. When this project is implemented in two stages using initially purchased phosphoric acid in stage one, the capital requirement of the project can be reduced by US$121 million with a significant increase in the project's estimated internal rate of return.

Release of the revised economics of the Yichang project on March 26, 2002 created new interest in Spur. The shares subsequently traded as high as $0.75 a share but have eased back as Spur concurrently announced plans to complete a non-brokered private placement of up to five million units at $0.60 per unit.

Bradstone also holds 13.8% of the voting rights outstanding in A&E Capital Funding Inc. ('A&E'). A&E owns 100% of Newborn Realty Corp. and 50% of Laurel Development Corporation. These companies are developing a 245-acre residential real estate project in the Blue Ridge Mountains near Greenville, South Carolina. The land is being subdivided into 450 residential lots surrounding an existing 18-hole championship golf course.

Currently, A&E is also Bradstone's effective controlling shareholder through ownership of shares representing 45.2% of the current outstanding votes and 29.5% of the 'participating' equity. On completion of the Arrangement and increase in Bradstone A shares outstanding, A&E's current voting position would have declined to 24.7%. A&E has agreed in principle to sell 1,100,000 Bradstone B shares to individuals who are to become insiders of Bradstone. Consequently A&E's voting position will be reduced to 12.4%.

The balance of Bradstone's portfolio is comprised of equity interests in and loans to a number of U.S. and Canadian companies involved in a number of businesses including mineral exploration, financial services and emerging technologies. In 2000, Bradstone acquired 20% of the outstanding shares of One Financial Network, Inc. ('OFN'), a company, which operated an online brokerage business with ancillary services. Bradstone increased its ownership position to 36.1% and subsequently agreed to acquire the remaining shares of OFN, but the transaction did not proceed. OFN subsequently merged with BrokerageAmerica, Inc. ('BA') in a transaction that valued OFN at US$4.0 million based on the value of remaining clearing commission credits that had been provided to OFN by Penson Financial Services Inc. in return for OFN shares. As a result of this transaction and the subsequent conversion of debt, Bradstone now holds 1.51% of BA's voting shares. BA is a subsidiary of Andrew Gannett, Inc. a major U.S. broker-dealer. The business combination of OFN and BA allows online investors to deal directly with market makers without incurring the commission fees associated with an intermediary broker.

Description of Peruvian

Peruvian shares are listed on the TSX Venture Exchange ('TSX'). The company was incorporated under the laws of British Columbia on February 15, 1971 under the name St. Joe Mines Ltd. (N.P.L.). On April 18, 1973 the company changed its name to Lord River Gold Mines Limited (N.P.L.) and on May 25, 1981 the name was changed to Lord River Gold Mines Limited. On July 2, 1992 the company changed its name to Aquamin Resources Inc.

In 1993, the company reorganized its affairs and became active in mineral exploration in Peru, Labrador and Ecuador. On May 10, 1994 the name of the company was changed to its present form. During 1996 and 1997 the company abandoned the majority of its Canadian properties and terminated its option on a property in Ecuador. In 1998, the company concentrated on the exploration for gold in Peru.

From October 1992 to June 2000, Peruvian incurred approximately $12 million on mineral property acquisitions and exploration expenditures. In this period Peruvian engaged in mineral exploration and reviewed a number of advanced stage properties leading the company to identify Gabriel Resources Ltd. as an acquisition candidate. A proposed business combination of the companies was terminated due to the intervention of Bradstone on behalf of minority shareholders. In 1999, Peruvian provided a guarantee of 'certain' financial obligations of A&E, Bradstone's controlling shareholder, which guarantee is approximately US$2.4 million. A&E paid a transaction fee for this service.

Also in 1999, Peruvian entered into an option agreement to earn a 60% interest in the Silvertip project in northern British Columbia owned by Imperial Metals Corporation. The terms of the agreement required the expenditure by Peruvian of $5.0 million over a three-year period. The company incurred exploration expenditures on the Silvertip project in 1999 and 2000, but in November 2000, the company gave notice of its withdrawal from the project and wrote off $1.652 million in exploration and related costs.

During July 2000, Peruvian entered into a plan of arrangement with Patriot Computer Corporation to complete a business combination and reorganization. Peruvian's agreement with Patriot Computer Corporation was terminated in December 2000, when the latter company was assigned into bankruptcy.

As at July 31, 2000, Peruvian held 16 mineral exploration concessions in Peru covering a total of 11,200 hectares. The concessions ranged in size from 200 to 1,000 hectares. Most of the properties have been dropped or will not be renewed. The company's principal mineral prospects in Peru consist of the Lara, Agua Verde and Tingo prospects. The most significant is the 5,400-hectare Lara prospect located about 600 kilometers southeast of Lima. It can be accessed by a 40 kilometer gravel road from the Pan American Highway.

The Lara property includes the site of an old mine where high-grade copper was mined from a quartz vein. The potential for a porphyry copper deposit was recognized by a government geologist in 1989 and Peruvian subsequently undertook preliminary mapping and assessments, which outlined a porphyry system approximately one by two kilometers in size. Three drilling programs were conducted in the 1997 to 1998 period. A total of 21 reverse circulation and three combined reverse circulation and diamond drill holes were completed, but a definitive resource classification has not been made. The best intercepts from depths of about 70 to 80 meters were in the 1.0% copper range. The majority of intercepts, however, were in the range of 0.50% to 0.75% copper. In 1999, Peruvian engaged Rescan Engineering to perform a preliminary scoping study on the Lara project. This work suggested that the project may be economically viable at copper prices in the US$0.90 to US$1.00 a pound range. Peruvian believes that the Lara prospect contains more resources and intends to maintain the claims in good standing with the aim of finding a joint venture partner for the project. No further work is planned on the company's other properties in Peru.

At December 31, 2001, Peruvian held cash and short term investments amounting to approximately $9.0 million.

Description of Glenex

Glenex resulted from the amalgamation of Stampede International Resources Inc. and H.R.S. Industries, Inc. to form International H.R.S. Industries Inc. The business combination was completed on May 1, 1984 under the laws of British Columbia. The company changed its name to its present form on May 22, 1987.

Over the past three to four years, the business of Glenex and its subsidiaries was investing its capital in a number of areas including entertainment services activities such as video post-production, broadcast design and computer special effects, oil and gas production and real estate investments.

During fiscal 2000, the company disposed of its entertainment services activities, its natural gas production activities in the U.S. and completed the sale of some of its real estate investments. In July 2000, the TSX designated the company as an inactive issuer. In July 2001, Glenex's board of directors recommended for shareholders' consideration, at its Special Meeting on September 28, 2001, to voluntarily liquidate and wind-up the affairs of the company pursuant to Section 267 of the B.C. Company Act. On September 10, 2001 Glenex announced an agreement for the sale of 19.9% of the company's shares to Quest Ventures Ltd. for $800,000 or $0.428 per share. Trading in the shares was subsequently reinstated by September 21, 2001.

At the annual and extraordinary meeting held on September 28, 2001, the proposed winding-up motion was defeated by over 75% of the votes cast at the meeting. In October 2001, the sale of the shares to Quest Ventures Ltd. was completed and two former directors of Glenex resigned and were replaced by A. Murray Sinclair and Brian Bayley, principals of Quest Ventures Ltd. The newly formed board endeavored to seek new business opportunities for the company, which resulted in the negotiations with Bradstone.

At December 31, 2001, Glenex had liquid assets and investments of approximately $4.0 million.

Description of Stockscape

Stockscape was incorporated in British Columbia in 1980 under the name Cornucopia Resources Ltd. ('Cornucopia') and was engaged in the exploration and development of mineral resources. In 1985, the company completed a statutory amalgamation with Cyrano Resources Inc. ('Cyrano'). Subsequent to the amalgamation, Cornucopia assumed Cyrano's listing on the Vancouver Stock Exchange, a predecessor to the TSX, and on January 29, 1988 the company was listed on the TSE.

Prior to 1995, the company's principal project was the exploration and subsequent development of the Ivanhoe property in Elko County, Nevada. From 1995 through to October 1998, the company's focus shifted to the Mineral Ridge mine at Silver Peak, Nevada. Construction was completed and gold production commenced in 1997. Due to declining gold prices, mining ceased in November 1997 and a search began for a buyer. In October 1998, the Mineral Ridge mine was sold to Vista Gold Corp. ('Vista Gold') for 1,562,500 common shares plus the assumption of the liabilities associated with the mine.

In 1999 the company sold its sole remaining active resource property, consisting of a 25% interest in the Ivanhoe property in Nevada, for 2,750,000 common shares and 250,000 share purchase warrants of Great Basin Gold Ltd. ('Great Basin'). At the time the closing market price of Great Basin shares was $1.45 a share. The consideration in shares received by the company represented a 9.6% interest in Great Basin. Cornucopia subsequently completed a reorganization and change of name to its present form. Following its reorganization announced on March 2, 1999, Stockscape's shares were voluntarily delisted from the TSE on March 31, 1999.

As of July 9, 1999, the company acquired Stockscape.com Technologies Ltd. a privately-held Internet research company controlled by A.R. Rule Investments B.C. Ltd. As a private company, it had been providing investment information and services and maintaining an Internet portal for private investors since October 1996. As a condition of the acquisition, Stockscape was required to complete a private placement of shares and warrants. The initial amount raised was $2.0 million on the sale of 4,000,000 units at $0.50 a unit. Each unit consisted of one share and two share purchase warrants. The A warrant was exercisable for one year to acquire one share at $0.65 and the B warrant had a two year term and an exercise price of $0.95 for another share. Both classes of warrants had a forced conversion feature, which Stockscape exercised. The result was that 4,000,000 A warrants were exercised by the expiry date of October 30, 1999 and 3,358,000 series B warrants were exercised by November 30, 1999. The exercise of the A and B warrants raised an added $7.8 million for Stockscape. The proceeds were to be used to increase working capital and to purchase hardware to upgrade the company's Website.

The business proved unprofitable. During 2001 Stockscape disposed of its Internet and investment information business through the sale of all remaining assets of its operating subsidiary to a purchaser for the assumption of Stockscape's lease liabilities.

On February 4, 2002, Stockscape announced that it had subscribed for 20,000,000 units of Vista Gold at a price of US$0.0513 per unit. Each unit consists of a common share and a share purchase warrant exercisable until February 1, 2007 to purchase one additional share at US$0.075. This investment brought Stockscape's ownership and position in Vista Gold to 17.8%

of the outstanding common shares. The price of gold is strengthening in reaction to international events and currency concerns. Gold shares have reacted positively and Vista Gold shares have recently traded as high as $0.18.

Proposed Arrangement

As proposed, Bradstone, Peruvian, Glenex and Stockscape shareholders will exchange their shares for Amalco shares and the shares of the respective companies will be cancelled. Holders of Bradstone A and B shares will receive 1.0 Bradstone Class A shares or Class B shares for each 1.0 Bradstone A or B shares held. Holders of Peruvian shares will receive 1.0 Bradstone A share for every 1.7156 Peruvian shares. Holders of Glenex shares will receive 1.0 Bradstone A share for every 2.2680 Glenex shares. Holders of Stockscape shares will receive 1.0 Bradstone A share for every 4.1387 Stockscape shares.

After the Arrangement, the companies will continue to operate as one company and the shareholders of the respective companies will have exchanged their shares for Bradstone Class A shares. In all, approximately 20,254,762 Bradstone 'A' shares amounting to about 71.2% of the then outstanding 'participating' shares and about 45.3% of the then outstanding voting rights will be issued on completion of the Arrangement. Glenex shareholders will receive 4,124,422 Bradstone A shares, which will represent about 14.5% of the then outstanding participating shares and 9.2% of the then outstanding voting rights. The current share holdings of Bradstone shareholders will not be affected.

Bradstone held 4,552,000 Peruvian shares, all or substantially all of which will be sold into the market prior to the completion of the Arrangement. Some existing Bradstone shareholders will sell some of their shares to individuals who will become insiders of Bradstone. Bradstone expects to benefit from the participation, experience and expertise of these individuals.

The Arrangement will result in Bradstone increasing its net asset value ('NAV') to approximately $28.4 million, chiefly in the form of liquid assets. The Arrangement will create a larger company focussed on merchant banking. The shareholders of the companies that are parties to the Arrangement will benefit through the availability of economies of scale, reduced compliance and administrative costs, improved liquidity in the trading of shares of a larger company and the increased business opportunities available to larger pools of capital. All of the above benefits have future value implications.

Assignment

The writer was engaged by the Board of Directors of Glenex to provide a fairness opinion on the proposed Arrangement.

In connection with the preparation of this valuation report, the writer has not, nor has he been requested to, complete an independent estimate of the likely value of Bradstone's shares or the likely trading range of the shares after considering the effects of the Arrangement. The Arrangement will permit shareholders of Peruvian, Glenex and Stockscape, which are effectively passive operating entities, to consolidate their holdings into a larger company with active management that is dedicated to income and asset growth in the merchant banking area.

Definition of Value and Fairness

Normally, the definition of value that applies for the purposes of a valuation report or fairness opinion is 'Fair Market Value'. By definition, this concept of value is the highest price obtainable, expressed in terms of money, in an open and unrestricted market between knowledgeable, prudent and willing parties, dealing at arm's length, who are fully informed and under no compulsion to transact.

The issue of fairness is usually based on the values that can be attributed to the ownership rights of shareholders. On a post Arrangement basis, the pro rata tangible and intangible values attributed to shareholders' interests should equal or exceed prior considerations.

Credentials and Independence

The writer is a CFA® charter holder who has been granted a Master of Business Administration degree in finance from Michigan State University and is experienced in the valuation of listed and unlisted companies and their assets, having held Director of Research and Vice President, Research positions with several Canadian based investment dealers. The writer is a past director of the Canadian Council of Financial Analysts and since 1991 has been providing financial research and consulting services to members of the legal profession, investment dealers and industry.

In this present capacity and previously, while in the employ of others, the writer has prepared a wide variety of valuations and fairness opinions on mining properties, other assets and businesses as prescribed under various provincial securities regulations. These assignments have been undertaken for various clients in the mining industry as well as in other sectors.

The writer meets the independence requirement as set out in Part 6, Ontario Securities Commission ('OSC') Rule 61-501. All comments and opinions expressed in this Fairness Opinion are those of the writer.

Relationship of Writer with Interested Parties

The writer has no past, present or intended interest in the shares of the parties to the Arrangement. The writer is not an insider or associate of or affiliated with Bradstone, Peruvian, Stockscape or Glenex. The writer has not acted as an advisor to these companies in connection with the Arrangement except the writer is also providing fairness opinions to Bradstone and Stockscape. Also, in April 2001, the writer was engaged by Bradstone to prepare a valuation of One Financial Network, Inc., a company in which Bradstone effectively held a 36.1% interest and which was subsequently acquired by BrokerageAmerica Inc., a wholly owned subsidiary of Andrew Garrett, Inc.

There are no understandings, commitments or agreements between the writer, Bradstone and the other companies mentioned in this report or their respective predecessor and subsidiary companies and affiliates with respect to future business dealings. The writer may in the future - in conducting financial advisory services to a broad spectrum of corporate clients - perform financial and research services for companies referred to in the preparation of this report.

Scope of the Review

In performing this assignment, the writer has relied on information provided by the respective management groups of Bradstone, Peruvian, Glenex and Stockscape and made reference to publicly available information with regard to the companies that are parties to the Arrangement as well to the public companies in which the former hold interests.

The writer reviewed Bradstone's, Peruvian's, Stockscape's and Glenex's filings available on SEDAR, as well those of the other companies mentioned in this report in which Bradstone holds financial interests. Trading data on the companies mentioned in this report are available on the Canada Stockwatch and Yahoo Finance Websites.

In the course of this engagement the writer held a number of discussions with Bradstone's, Peruvian's, Stockscape's and Glenex's management and the legal advisors to such companies. The writer had access to all information requested from the companies and no suggestions were requested of or offered by the companies as to the approach or methodology used in the preparation of this fairness opinion.

Documents and sources of information accessed by the writer included:

- Arrangement Agreement, dated April 5, 2002
- Bradstone financial statements for the periods ended June 30, 2001 and September 30, 2001 (unaudited), and December 31, 2001 and 2000

- Bradstone Information Circular for the Annual Meeting of Shareholders, July 13, 1998 and subsequent years
- BrokerageAmerica slide presentation prepared September 2001
- Valuation of OFN dated May 24, 2001 prepared by the writer
- Spur Ventures Inc. consolidated financial statements for the periods ended September 30, 2001 (unaudited) and fiscal year ended December 31, 2000 and 2001
- A&E unaudited consolidated financial statements for period ended September 30, 2001
- A&E management information circular dated June 14, 2001
- WaterSave Logic Corp. unaudited consolidated financial statements for the period ended August 31, 2001 and three months to November 30, 2001
- Peruvian financial statements for the nine months ended September 30, 2001 (unaudited) and for the years ended December 31, 2001, 2000, 1999 and 1998
- Form 20-F for the fiscal year ended December 31, 2000 as filed by Peruvian as its Annual Information Form
- Glenex annual reports for the fiscal years ended March 31, 2001, 2000 and 1999
- Glenex financial statements for periods ended June 30, 2001, September 30, 2001 (unaudited), and December 31, 2001
- Stockscape profile and business description available on Yahoo Finance
- Stockscape's Form 20-F for the fiscal year ended December 31, 2000
- Stockscape's Forms 51-901F for the quarter ended September 30, 2001 (unaudited), and for the fiscal year ended December 31, 2001
- Great Basin company profile available on Yahoo Finance
- Research report on Great Basin dated October 26, 2001 issued by Loewen, Ondaatje, McCutcheon Limited
- Trading and volume data on the common shares of the companies as carried by Canada Stockwatch and Yahoo Finance
- Press releases and other information on the companies available on Canada Stockwatch, EDGAR and SEDAR

Considerations as to Fairness

According to the literature and practice of finance, merger and acquisition terms between viable companies can take into account and consider factors such as:

- earnings and earnings growth rates, or dilution thereof
- adjusted book values and/or net asset values
- stock market share trading values
- net cash and/or working capital positions
- liquidation or realizable values of major assets
- market comparable transactions

However, there are some criteria that clearly do not apply to the companies, which are parties to the Arrangement. Bradstone is currently the most active of the companies. It is a specialized merchant banking company focusing on investments in emerging companies. Peruvian, Glenex and Stockscape, for the most part, have been investing their funds in a variety of business ventures and investments. A common characteristic of these three companies is that all have significant liquid assets, which they are seeking to invest in other areas.

As shown in Exhibit II, all the companies, including Bradstone, are incurring losses. Consequently, the writer has not been able to rely on evaluation methods based on the capitalization of earnings. Additionally, market comparable transactions are not applicable as the companies hold relatively liquid assets with readily determined values and no goodwill element applies. Furthermore, with the exception of Bradstone, Peruvian, Glenex and Stockscape are essentially non-operating companies. The Arrangement will allow the companies to pool their largely liquid assets in one company and to collectively reduce their administrative and listing maintenance costs and to seek new business opportunities.

In addition to the above general considerations, the writer analyzed, reviewed and evaluated numerous factors. However, the following considerations were given the most weighting:

- The recent volume and trading ranges of the companies' shares.
- NAVs of the companies.
- The exchange ratios suggested by the companies' share trading prices.
- The exchange ratios suggested by NAVs of the companies.
- The ownership and voting dilution implications inherent in the Amalgamation whereby the ownership position of current Bradstone class A shareholders in the company's net assets will drop from the current level of 50.0% to 14.4%. Similarly, whereas Bradstone B shares now representing 83.2% of outstanding votes, post Arrangement, the Class B shares will represent 45.3% of the votes

Recent Trading Ranges of the Companies' Shares

Bradstone shares are listed on the TSE while Glenex and Peruvian shares trade on the TSX. Stockscape shares are registered in the U.S. under the United States Securities Exchange Act of 1934 and trade there over the counter. The monthly low and high trading prices and volumes for the months of January to March periods are shown in Exhibit III. The estimated value of trading is also shown, which is based on actual monthly trading volumes and mid range prices. Generally, in the first quarter of 2002, trading volumes and estimated aggregate trading values of Bradstone and Peruvian individually exceeded the combined activity in Glenex and Stockscape shares.

The following table summarises the first quarter 2002 trading information provided on a monthly basis in Exhibit III.

	Volume	Value	Low	High
Bradstone 'A'	557,667	$423,667	$0.60	$1.00
Peruvian	1,025,046	$471,135	$0.40	$0.54
Glenex	152,440	$57,363	$0.28	$0.45
Stockscape	1,292,300	$303,916	$0.145	$0.371

Exchange Ratios Suggested by Price Ranges of Shares

Assuming that the market prices of actively traded shares provide proxies as to the values of the respective companies, the ratios of the share prices of the companies should suggest the range of share exchange ratios that should apply between the respective companies. Exhibit IV shows the ranges of exchange ratios suggested by the monthly high and low trading prices of the shares of Peruvian, Glenex and Stockscape in terms of Bradstone A shares in the January to March period of 2002. December trading prices were excluded due to the possible influence of tax loss selling.

The range of exchange ratios suggested by January to March, 2002 trading prices of the shares of Peruvian, Glenex and Stockscape relative to those of Bradstone A shares are shown in the following summary table. The term 'High Range' is relative and describes the market based exchange ratio boundaries in terms of the highest actual quantity of the respective shares of the respective companies when their prices were compared against the price of 1.0 Bradstone A share. The comparison is facilitated by the fact that the prices of the shares of the respective companies are all lower than the price of Bradstone A shares.

The exchange ratios shown in Exhibit IV encompass the widest range of stock price values applicable to the combination of each one of the companies as they are based on the monthly high and low trading prices of the shares of the companies. However, it is possible that widest range of exchange ratios applicable to a particular company was derived from using only the high or low trading prices of the shares over the three month period month.

For example, the range of market ratios for Bradstone A shares relative to Peruvian shares is 0.67:1.0 to 0.51:1.0. The high range ratio of 0.67 Bradstone A shares to 1.0 Peruvian share is based on comparing the low price of Peruvian shares of $0.40 a share for the months of January and February with the corresponding low Bradstone A prices of $0.60 a share in the same two periods. The range of Bradstone A to Glenex exchange ratios is based on a comparison of the low prices of the companies for January and March periods. The range of Bradstone A Stockscape exchange ratios is based on the low prices of the companies' shares for the month of January and the high range prices for March.

	High Range	Low Range
Bradstone to Peruvian	0.67:1.0	0.51:1.0
Bradstone to Glenex	0.63:1.0	0.35:1.0
Bradstone to Stockscape	0.37:1.0	0.24:1.0

As is shown below, the range of market based exchange ratios can also be expressed in terms of equivalency to each 1.0 whole Bradstone share. However, the reciprocal ratios were used in Exhibits III and IV to simplify the comparisons.

	Low Range	High Range	Average
Peruvian to Bradstone	1.49:1.0	1.96:1.0	1.73:1.0
Glenex to Bradstone	1.58:1.0	2.86:1.0	2.22:1.0
Stockscape to Bradstone	2.70:1.0	4.17:1.0	3.44:1.0

The proposed exchange ratios of 1.7156 Peruvian shares and 2.2680 Glenex shares for each Bradstone A share are very close to the mid point range. The Stockscape ratio is at the high end of the range because in February and especially in March, the shares traded significantly above their underlying NAVs.

Net Asset Values (NAVs) of the Companies

The writer's calculations of the NAVs of the companies are provided in Exhibit IV. For the most part, the companies have liquid assets, some with quoted values. Where possible the market values of securities have been used. Holding company discounts have not been considered and may not apply to core holdings. Bradstone's holding of Peruvian shares was valued at the sale price of this holding into the market at $0.52 a share.

Bradstone's holding of BrokerageAmerica shares have been included at the pro rata share of the US$4.0 million transaction value reported in Bradstone's third quarter report to shareholders plus the subsequent conversion of a $210,000 debt for shares.

In valuing Peruvian, the writer included the Lara exploration project in Peru at 66.7% of its balance sheet value to reflect relatively poor liquidity and low copper prices. At the same time, capital assets in the amount of $0.468 million, located chiefly in Peru have been excluded as their realisation status is uncertain.

Stockscape's holding of 2,125,000 shares of Great Basin was discounted by 20% to reflect the restriction on sale of these shares to 25,000 shares a month. Up to an additional 100,000 Great Basin shares may be sold in a 45-day period, if Great Basin has not exercised an option to cause such shares to be acquired by a designated party at a 10% discount to the prior five day average closing price.

The companies' NAVs are shown below. The writer's supporting calculations appear as Exhibit V. For the most part, the companies' December 31, 2001 balance sheet items were used with the writer's subsequent adjustments.

	NAVs per share
Bradstone	$0.998
Peruvian	$0.588
Glenex	$0.426
Stockscape	$0.242

Exchange Ratios Suggested by NAVs

The exchange ratios suggested by the net asset values of Peruvian, Glenex and Stockscape relative to the net asset value of Bradstone shares are listed below. Also shown are the exchange ratios proposed by the companies. Generally, the two sets of ratios are similar and are within the range of exchange ratios suggested by the January to March trading ranges of the companies' shares. The reciprocal ratios are also shown in Exhibit IV.

	Exchange Ratios Based on NAVs	Exchange Ratios as Proposed
Peruvian to Bradstone	1.6939:1.0	1.7156:1.0
Glenex to Bradstone	2.3380:1.0	2.2680:1.0
Stockscape to Bradstone	4.1157:1.0	4.1387:1.0

Distribution of Shares Under the Arrangement

According to the Arrangement terms, a total of up to 20,254,762 Amalco shares will be issued for the shares of Peruvian, Glenex and Stockscape. Amalco shares will then be immediately exchanged for Bradstone A shares on a one-for-one basis. The following table shows the aggregate number of Bradstone A shares that will be issued for the shares of the respective companies and compares the percentage distribution of shares with the attribution of NAVs for the respective companies.

	Shares		NAVs	
Peruvian	9,761,871	48.2%	$9.847 mm	48.7%
Glenex	4,124,422	20.4%	$3.983 mm	19.7%
Stockscape	6,368,469	31.4%	$6.382 mm	31.6%
	20,254,762	100.0%	$20.212 mm	100.0%

When viewed in this manner the aggregate number of Bradstone A shares that are to be exchanged for the shares of the respective companies falls in line with the relative NAVs of the companies. The relative valuations of the companies in turn are reflected in the trading ranges of the companies' shares. This is not unexpected as for the most part the companies' assets consist of relatively liquid assets.

From the perspective of Bradstone, the total value of the consideration in Bradstone A shares to be issued to the shareholders of the respective companies is essentially the same as the combined NAV of Peruvian, Glenex and Stockscape. As shown in Exhibit V, Bradstone's NAV was calculated as $0.998 a share. This values the consideration under the Arrangement, that is about 20,254,762 Bradstone A shares, at $20.21 million. The latter is essentially the same as the combined NAVs of Peruvian, Glenex and Stockscape, shown in the above table as $20.21 million.

Position of Minority Shareholders in Bradstone

As shown in Exhibit I, after the Arrangement, the number of 'participating' Bradstone shares will increase by 3.477 times and will represent approximately 71.2% of Bradstone's equity and 45.3% of votes available under the company's capital structure. The number of Bradstone multiple voting shares outstanding will not change. Minority shareholders of the respective companies will continue as minority shareholders of Bradstone. Glenex shareholders will receive about 4,124,422 Bradstone A shares, which will represent about 14.5% of the 'participating' shares and about 9.2% of the voting rights.

Tax Losses Carried Forward by the Companies

Bradstone has $10.6 million in non-capital losses available to reduce taxable income in future years. Of this amount approximately $8.4 million will expire by 2004. The company also has net capital losses of approximately $15.1 million, which can be carried forward indefinitely. Peruvian, Glenex and Stockscape also have losses that can be applied in future years. Due to the nature of Bradstone's business activities which frequently involve financial dealings with start-up and emerging companies, the future realisation of income tax benefits related to past losses is uncertain. Consequently, the writer elected to assign no values to such uncertain speculative benefits as they may expire or never be applied.

Improved Liquidity for Minority Shareholders

In the three-month period ending on March 31, 2002 the total combined estimated value of trading in Bradstone A shares, Peruvian shares, Glenex shares and Stockscape shares amounted to approximately $1.26 million. By individual company, the range of trading values for the quarter range from approximately $57,363 in terms of Glenex shares to $471,135 as the approximate value of Peruvian shares traded.

If the Arrangement is accepted, by the respective shareholders of Bradstone, Peruvian, Glenex and Stockscape, it will provide the shareholders of the companies with improved liquidity for trading their shares. The reasons are at least threefold. Firstly, larger companies have a greater market following than smaller companies. Secondly, the aggregate dollar volume of trading in the shares of the combined companies should exceed the combined dollar volume of individual companies. Finally, both classes of Bradstone shares are listed on the TSE whereas the shares of the other companies are listed on junior markets thereby excluding them from consideration by some institutional investors.

Observations

The exchange ratios pertaining to Peruvian, Glenex and Stockscape in terms of Amalco shares and the subsequent transaction between Amalco and Bradstone on a share-for-share basis were determined through negotiations amongst the respective companies. The negotiations also concluded agreements for the sales and purchases of shares amongst parties who will become insiders of Bradstone. The exchange ratios agreed to by the companies fall within the ranges of exchange ratios as suggested by the trading ranges of the respective shares in the first quarter of 2002.

In addition, the exchange ratios agreed to by the companies result in the allocation of Bradstone A shares amongst the companies that closely mirrors the writer's calculated NAVs for the respective companies. As the assets of the companies are relatively liquid and in some cases consist predominantly of marketable securities, it is not unexpected that the companies would have placed greater reliance on the values of the companies' assets rather than stock market trading values.

From the perspective of Bradstone, the total value of the consideration in Bradstone A shares to be issued to the shareholders of the respective companies is essentially the same as the combined NAVs of Peruvian, Glenex and Stockscape. A similar observation applies to Glenex. Its NAV was calculated as approximately $4.0 million and the underlying NAVs of the shares its shareholders will receive was calculated as $4.1 million. In addition when considered in terms of the combined NAVs of the four respective companies, Bradstone will increase in size by a factor of approximately 3.5 times, that is, from approximately $8.2 million - by $20.2 million - to about $28.4 million. At the same time Bradstone's 'participating' shares will increase by a commensurate amount, from 8,177,456 shares to 28,432,218 shares.

If either Bradstone or Glenex had attempted to grow individually by means of external financing, the required issue of new equity would have had to take place at discounts to the market prices and/or the NAVs of the companies' shares. Consequently, the shareholders of the companies that are parties to the Arrangement will benefit through the availability of economies of scale, reduced compliance and administrative costs, improved liquidity in the trading of shares of a larger company and the increased business opportunities available to larger pools of capital. All of these benefits have future value implications.

Conclusions as to Fairness

Based on the above information, observations and analyses conducted by the writer, **it is the writer's considered opinion that the proposed exchange ratio under the Arrangement of 1.0 Bradstone A or B shares for each 1.0 Bradstone A or B share, as the case may be, 1.0 Bradstone A share for 1.7156 shares of Peruvian, 1.0 Bradstone A share for each 4.1387 shares of Stockscape and 1.0 Bradstone A share for each 2.2680 shares of Glenex is fair, from a financial point of view, to Glenex shareholders as a whole and to its minority non-controlling shareholders.**

This opinion is given for the sole and exclusive use of the Board of Directors of Glenex and the company's shareholders and is given as of this date. The writer reserves the right to amend or withdraw the conclusions reached in this Valuation and Fairness Opinion, if a material change occurs in any of the facts, representations and reports which have been relied upon in preparing this report, or if information provided to the writer and upon which he has relied, is inaccurate in any material respect. This report has been prepared solely for the purpose of providing information. It should not be construed as a recommendation to buy or sell any of the securities mentioned herein and no representations or warranties of any kind are intended, implied nor should be inferred.

Yours truly,

Stephen W. Semeniuk, CFA

Exhibit I

Shares to be Issued Under the Arrangement

	current shares outstanding	exchange ratio	shares to be issued	voting rights
Peruvian	16,747,466	1.7156	9,761,871	
Glenex	9,354,189	2.2680	4,124,422	
Stockscape	26,357,183	4.1387	6,368,469	
Bradstone 'A' shares to be issued per Arrangement			20,254,762	20,254,762
Existing Bradstone 'A' shares outstanding			4,109,690	4,109,690
Existing Bradstone 'B' shares outstanding			4,067,766	20,338,830
Participating Shares - post Arrangement			28,432,218	
Increase in Participating shares			20,254,762	
Increase as % of post Arrangement total			71.2%	
Votes represented by shares outstanding - post Arrangement				44,703,282
Votes represented by shares outstanding - pre Arrangement				24,448,520
Votes represented by class 'A' shares to be issued				20,254,762
Votes represented by class 'A' shares to be issued as %				45.3%

Post Arrangement Ownership and *Voting* Distribution of 'Participating' shares

Bradstone 'A' shareholders	4,109,690	14.5%	*4,109,690*	*9.2%*
Bradstone 'B' shareholders	4,067,766	14.3%	*20,338,830*	*45.5%*
Peruvian shareholders	9,761,871	34.3%	*9,761,871*	*21.8%*
Glenex shareholders	4,124,422	14.5%	*4,124,422*	*9.2%*
Stockscape shareholders	6,368,469	22.4%	*6,368,469*	*14.3%*
Total	28,432,218	100.0%	*44,703,282*	*100.0%*

Exhibit II

Reported Losses of the Companies
Year to Date December 31, 2001 and 2000

Company	2001	2000
Bradstone	$7,177,624	$889,940
Peruvian	$440,244	$2,242,330
Glenex	$417,211*	$158,469**
Stockscape	$2,988,669	$2,460,293

* for 9-month period ended December 31, 2001.
** for year ended March 31, 2001.

Exhibit III

Share Price Trading Ranges, Volumes
and Estimated Trading Values
First Quarter 2002, by Month

Stock		January	February	March
Bradstone – A,	High	0.75	0.90	1.00
	Low	0.60	0.60	0.80
Volume		89,767	386,900	81,000
Estimated Value		$60,592	$290,175	$72,900
Peruvian Gold	High	0.44	0.54	0.51
	Low	0.40	0.40	0.44
Volume		234,850	569,031	221,165
Estimated Value		$98,637	$267,445	$105,053
Glenex	High	0.41	0.45	0.37
	Low	0.38	0.30	0.28
Volume		67,909	61,278	23,253
Estimated Value		$26,827	$22,979	$7,557
Stockscape.com*	High	0.242	0.29	0.371
	Low	0145	0.145	0.226
Volume		295,700	627,000	369,600
Estimated Value		$57,218	$136,372	$110,326

* US$ conversion @ US$0.62 = Cdn$1.00.

Exhibit IV

Ratios of High and Low Stock Trading Ranges
with Comparisons to NAV Ratios and Proposed Ratios

		January	February	March
PVO/BEP.A	- High	0.59:1.0	0.60:1.0	0.51:1.0*
	- Low	0.67:1.0*	0.67:1.0	0.55:1.0
Proposed		0.58:1.0	0.58:1.0	0.58:1.0
As per NAV		0.59:1.0	0.59:1.0	0.59:1.0
GXI/BEP.A	- High	0.55:1.0	0.50:1.0	0.37:1.0
	- Low	0.63:1.0*	0.50:1.0	0.35:1.0*
Proposed		0.44:1.0	0.44:1.0	0.44:1.0
As per NAV		0.43:1.0	0.43:1.0	0.43:1.0
STKSF/	- High	0.32:1.0	0.32:1.0	0.37:1.0*
BEP.A	- Low	0.24:1.0	0.24:1.0*	0.28:1.0
Proposed		0.24:1.0	0.24:1.0	0.24:1.0
As per NAV		0.24:1.0	0.24:1.0	0.24:1.0

* Indicates ratio used to establish exchange ratio limit.

Exhibit V

Calculations of Net Asset Values (NAVs)

Bradstone

Peruvian 4,552,000 shares @$0.52	$2.367 mm
Brokerage America	2.539
Spur Ventures 1,838,600 shares @$0.60	1.103
A&E Capital 1,500,000 shares	0.381
Investments	0.662
Cash	0.076
Loans Receivable	1.249
Deduct – Net liabilities	(.218)
Total	$8.159 mm
Average per 8,177,456 shares	$0.998 p.s.

Peruvian

Cash & Equivalents	$6.765 mm
Short term Investments	2.299
Loans	0.383
Exploration Properties	0.400
Total	$9.847 mm
Average per 16,747,466 shares	$0.588 p.s.

Glenex

Current Assets	$2.875 mm
Mortgages	0.657
Other Assets	.451
Total	$3.983 mm
Average per 9,354,189 shares	$0.426 p.s.

Stockscape

Net Current Assets	$1.000 mm
Great Basin 2,125,000 shares @$1.04	2.210
Vista Gold 20,000,000 shares @$0.15	3.000
Golden Phoenix 628,931 shares @US$0.17	0.172
Total	$6.382 mm
Average per 26,357,183 shares	$0.242 p.s.

Certificate of Qualifications

I, Stephen Semeniuk, of 3845 Southridge Avenue, West Vancouver, Canada hereby certify that:

1. I graduated, B. Comm. (Hons.), from the University of Windsor in 1961.

2. I was granted a MBA in finance from Michigan State University in 1963.

3. I am a CFA® charter holder, having completed the program offered by the Institute of Chartered Financial Analysts in 1982.

4. I have been practicing as an independent financial consultant since January 1991 in providing securities valuation services, fairness opinions, and financial consulting and research services to lawyers, government, investment dealers and industry.

5. I was formerly Vice President, Research of LOM Western Securities Ltd., at that time, the leading underwriter of junior resources and industrial companies in Western Canada. My duties with that company included providing merger valuations and other financial consulting services to corporate and government clients. I have also held securities research positions with Vancouver-based Odlum Brown Ltd. and Brink Hudson and Lefever Ltd.

6. I have also held financial planning and operations analysis positions with B.C.R.I.C., Power Corporation of Canada, Chemcell Ltd. and Ford Motor Company of Canada.

7. The attached Fairness Opinion on the Arrangement involving Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. was prepared for the Boards of Directors of the respective companies and is based on information, documents, and data provided to me as well as other data, materials and analyses I collected or prepared. I reserve the right to amend or withdraw the conclusions reached in this report, if a material change occurs in or if any of the facts, information or representations provided to me is materially inaccurate.

8. In preparing this Fairness Opinion, I was not required to visit the properties held by the company.

9. I have no past, present or intended interest in the shares of the companies that are parties to the Arrangement.

10. I consent to use of this Fairness Opinion by Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. for corporate, judicial and regulatory purposes – as well as to its inclusion in the Companies' Joint Information Circular and public files. The report, however, should not be construed as a recommendation to buy or sell any shares mentioned in this report. No such representations are intended or implied.

(signed) "Stephen W. Semeniuk" , Vancouver, B.C., April 23, 2002
Stephen W. Semeniuk, B. Comm., MBA, CFA

Certificate of Qualifications

I, Stephen Semeniuk, of 3845 Southridge Avenue, West Vancouver, Canada hereby certify that:

1. I graduated, B. Comm. (Hons.), from the University of Windsor in 1961.

2. I was granted a MBA in finance from Michigan State University in 1963.

3. I am a CFA® charter holder, having completed the program offered by the Institute of Chartered Financial Analysts in 1982.

4. I have been practicing as an independent financial consultant since January 1991 in providing securities valuation services, fairness opinions, and financial consulting and research services to lawyers, government, investment dealers and industry.

5. I was formerly Vice President, Research of LOM Western Securities Ltd., at that time, the leading underwriter of junior resources and industrial companies in Western Canada. My duties with that company included providing merger valuations and other financial consulting services to corporate and government clients. I have also held securities research positions with Vancouver-based Odlum Brown Ltd. and Brink Hudson and Lefever Ltd.

6. I have also held financial planning and operations analysis positions with B.C.R.I.C., Power Corporation of Canada, Chemcell Ltd. and Ford Motor Company of Canada.

7. The attached Fairness Opinion on the Arrangement involving Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. was prepared for the Boards of Directors of the respective companies and is based on information, documents, and data provided to me as well as other data, materials and analyses I collected or prepared. I reserve the right to amend or withdraw the conclusions reached in this report, if a material change occurs in or if any of the facts, information or representations provided to me is materially inaccurate.

8. In preparing this Fairness Opinion, I was not required to visit the properties held by the company.

9. I have no past, present or intended interest in the shares of the companies that are parties to the Arrangement.

10. I consent to use of this Fairness Opinion by Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. for corporate, judicial and regulatory purposes – as well as to its inclusion in the Companies' Joint Information Circular and public files. The report, however, should not be construed as a recommendation to buy or sell any shares mentioned in this report. No such representations are intended or implied.

(signed) "Stephen W. Semeniuk"___________, Vancouver, B.C., April 23, 2002
Stephen W. Semeniuk, B. Comm., MBA, CFA

JOINT NEWS RELEASE

BRADSTONE EQUITY PARTNERS, INC.
PERUVIAN GOLD LIMITED
GLENEX INDUSTRIES INC.
STOCKSCAPE.COM TECHNOLOGIES INC.

PLAN OF ARRANGEMENT

April 5, 2002

Vancouver, B.C. – **Bradstone Equity Partners, Inc. ("Bradstone") (BEP.A and BEP.B-TSE), Peruvian Gold Limited ("Peruvian") (PVO-CDNX), Glenex Industries Inc. ("Glenex") (GXI-CDNX)** and **Stockscape.com Technologies Inc. ("Stockscape") (STKSF-OTCBB)** today announced they have entered into an arrangement agreement (the "**Arrangement Agreement**") pursuant to which Peruvian, Glenex and Stockscape, through a series of steps, will be amalgamated and then merged into Bradstone. The resulting corporation will be called "Bradstone Equity Partners, Inc.". The transaction will be completed pursuant to plan of arrangement (the "**Arrangement**") under the *Company Act* (British Columbia). Under the terms of the Arrangement, shareholders of Peruvian, Stockscape and Glenex will receive Bradstone Class A subordinate voting (one vote per share) common shares ("**Bradstone Class A Shares**") on the basis of: one (1) Bradstone Class A Share for every 1.7156 common shares of Peruvian, 2.2680 common shares of Glenex or 4.1387 common shares of Stockscape. Following completion of the Arrangement, Bradstone will have 24,346,752 Bradstone Class A Shares and 4,099,466 Class B Multiple Voting (five votes per share) common shares issued and outstanding.

On closing of the Arrangement, it is proposed the board of directors of Bradstone will consist of: Robert G. Atkinson, Gordon D. Ewart, A. Murray Sinclair, Brian E. Bayley, Andrew F. B. Milligan, John J. Fleming, and Edward Mercaldo. It is also proposed the officers will include: Robert G. Atkinson and Gordon D. Ewart, Co-Chairmen; Brian E. Bayley, President and Chief Executive Officer, A. Murray Sinclair, Managing Director, K. Peter Miller, Chief Financial Officer and Sandra Lee, Secretary.

Upon completion of the Arrangement, Bradstone will have in excess of $25 million of net assets which will provide the basis for expanding its merchant banking activities - specifically, increasing its bridge loan business by providing asset backed/collaterized bridge loans to publicly listed venture companies. Messrs. Sinclair and Bayley propose to dedicate their efforts, together with the other directors and management, to the development of Bradstone as a substantial publicly listed merchant bank with offices in Toronto and Vancouver.

Closing of the Arrangement is conditional upon, among other things, receiving acceptable valuations and fairness opinions, approvals of the shareholders of Bradstone, Peruvian, Glenex and Stockscape, approval of the Supreme Court of British Columbia, all necessary securities regulatory approvals for the Arrangement and the approval of The Toronto Stock Exchange for the listing of the Bradstone Class A Shares to be issued to shareholders of Peruvian, Stockscape and Glenex. Closing is also conditional upon the continuation of Bradstone from Alberta into British Columbia under the *Company Act* (British Columbia). Directors, who are also directors, officers or shareholders of more than one of Bradstone, Peruvian, Glenex, and Stockscape, will abstain from voting on the transaction at board meetings. Each of the directors, officers and holders of more than 10% of the issued shares of each of Bradstone, Peruvian, Glenex, and Stockscape have indicated they support the proposed Arrangement and, subject to satisfaction of the other conditions of closing, intend to vote their shareholdings in favour of the Arrangement.

Bradstone, Peruvian, Glenex and Stockscape expect to hold meetings of their shareholders in June 2002, to consider the transactions contemplated by the Arrangement. Documents required for the meetings, including a joint information circular, are being prepared and it is expected that the documentation will be sent to shareholders as soon as practicable. The Arrangement cannot close until the required approvals are obtained. There can be no assurance that the Arrangement will be completed as proposed or at all. If the Arrangement is not completed, other than if shareholders of any of the companies do not approve it, a break fee of $100,000 may be payable by the party failing to complete the Arrangement to each of the other non-defaulting parties. Subject to satisfaction of all conditions, closing of the Arrangement is anticipated to occur prior to early July 2002.

Bradstone currently holds in excess of 20% of the issued shares of Peruvian and has agreed, and it is a condition of the Arrangement that, all or substantially all of these Peruvian shares will be sold by Bradstone prior to closing. Bradstone intends to issue a notice of intention to sell such Peruvian shares through the facilities of the Canadian Venture Exchange. Concurrent with the completion of the Arrangement some of the existing shareholders of Bradstone will sell a portion of their Bradstone shares at prices based on market prices to individuals who are to become insiders of Bradstone as a result of the Arrangement. The purpose of these purchases is to ensure a significant financial commitment by these individuals to Bradstone and to give Bradstone the benefit of their ongoing participation, experience and expertise. Details of the resulting shareholdings in Bradstone of insiders will be provided in the joint information circular to be issued in connection with the required shareholder meetings.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of each of Bradstone, Peruvian, Glenex and Stockscape. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:

Gordon D. Ewart, Chairman
Bradstone Equity Partners, Inc.
tel: (416) 488-7760

For more information, please contact:

Robert G. Atkinson, President
Peruvian Gold Limited
tel: (604) 681-0110

For more information, please contact:

A. Murray Sinclair, President
Glenex Industries Inc.
tel: (604) 689-1428

For more information, please contact:

Andrew Milligan, President
Stockscape.com Technologies Inc.
tel: (604) 687-0619

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F Schedule A

ISSUER DETAILS

For Quarter Ended: December 31, 2001
Date of Report: February 20, 2002

Name of Issuer: Glenex Industries Inc.
Issue's Address: 300 - 570 Granville Street, Vancouver, BC V6C 3P1

Issuer Fax Number: (604) 681-4692
Issuer Telephone Number: (604) 689-1428

Contact Person: A. Murray Sinclair
Contact's Position: Director
Contact Telephone Number: (604) 689-1428
Contact Email Address: N/A
Web Site Address: N/A

CERTIFICATE

This one schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholders who requests it.

Director's Name: "A. Murray Sinclair"	Date Signed: February 20, 2002
Director's Name: "Brian E. Bayley"	Date Signed: February 20, 2002

GLENEX INDUSTRIES INC.

Schedule A

Consolidated Balance Sheets

	December 31 2001 (Unaudited)	March 31 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,875,265	309,729
Marketable securities	-	2,844,022
Accounts and notes receivable	23,905	203,523
Mortgages receivable	657,000	357,000
	3,556,170	3,714,274
Mortgage receivable	-	300,000
Other assets	249,053	272,559
	$ 3,805,223	4,286,833
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and accrued liabilities	$ 35,829	100,228
Shareholders' equity:		
Share capital	22,477,596	22,477,596
Deficit	(18,708,202)	(18,290,991)
	3,769,394	4,186,605
	$ 3,805,223	4,286,833

Approved by the Board of Directors:

Signed: "A. Murray Sinclair" Director

Signed: "Brian E. Bayley" Director

GLENEX INDUSTRIES INC.

Schedule A

Consolidated Statements of Loss and Deficit

	Three months ended December 31		Nine months ended December 31	
	2001	2000	2001	2000
	(Unaudited)	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*
Income:				
Oil and gas royalty income	$ 11,467	85,920	98,484	184,861
Interest, investment and other income (loss)	9,965	20,633	(142,714)	157,306
Other income (expense)	1,741	-	14,134	-
	23,173	106,553	(30,096)	342,167
Costs and expenses:				
General and administrative	42,723	156,234	387,115	470,709
Interest expense	-	1,952	-	4,984
	42,723	158,186	387,115	475,693
Loss for the period	(19,550)	(51,633)	(417,211)	(133,526)
Deficit, beginning of period			(18,290,991)	(18,132,522)
Deficit, end of period			(18,708,202)	(18,266,048)
Loss per share (Note 1(b))	$ (0.003)	(0.006)	(0.045)	(0.014)

GLENEX INDUSTRIES INC.

Schedule A

Consolidated Statements of Cash Flow

	Three months ended December 31 2001 (Unaudited)	Three months ended December 31 2000 (Unaudited)	Nine months ended December 31 2001 (Unaudited)	Nine months ended December 31 2000 (Unaudited)
Cash provided by (used for):				
Operating activities:				
Loss for the period	$ (19,550)	(51,633)	(417,211)	(133,526)
Items not affecting cash				
Depreciation and depletion	-	7,999	30,756	25,478
	(19,550)	(43,634)	(386,455)	(108,048)
Changes in non-cash working capital balances:				
Accounts and notes receivable	111,197	(11,811)	179,618	4,406,906
Accounts payable and accrued liabilities	(93,534)	(19,573)	(64,399)	(387,859)
	(1,887)	(75,018)	(271,236)	3,910,999
Investing activities:				
Mortgages receivable	-	(9,100)	-	(22,300)
Marketable securities	-	(14,922)	2,844,022	(3,125,358)
Other assets	(7,250)	-	(7,250)	-
	(7,250)	(24,022)	2,836,772	(3,147,658)
Financing activities:				
Principal repayments of long-term debt	-	-	-	(861,063)
Increase (decrease) in cash	(9,137)	(99,040)	2,565,536	(97,722)
Cash and cash equivalents, beginning of period	2,884,402	784,858	309,729	783,540
Cash and cash equivalents, end of period	$2,875,265	685,818	2,875,265	685,818
Supplementary cash flow information:				
Cash amount of payments received (made):				
Interest received	$ 8,544	1,952	35,393	4,984

GLENEX INDUSTRIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001
(Unaudited – Prepared by Management)

1. Nature of operations

During fiscal 2000 the Company sold substantially all of its active operations. Following divesture of its operations, the Company was designated an "Inactive Issuer" by the Canadian Venture Exchange in July 2000. The Company is currently pursuing new business opportunities with a view to re-establishing its active status with the Exchange.

2. Significant accounting policies

(a) Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and, accordingly, certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management these financial statements include all adjustments necessary, (which are of a normal and recurring nature), for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual audited financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended March 31, 2001. The results of operations for any interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

(b) Earnings (loss) per share:

Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share has not been presented, as the effect on loss per share would be anti-dilutive.

3. Mortgages receivable

Included in mortgages receivable is a second mortgage of $357,000, which was due on July 29, 2001. Payment was not made on the due date and the Company has commenced an action to realize on its security. No provision for write-down has been made at this time as the Company is still reviewing its legal options.

4. Other assets

Other assets consist of the following:

	December 31,	March 31,
Portfolio investments	$ 69,800	$ 69,800
Cash surrender value of life insurance	179,251	172,001
Equipment and other assets	2	30,758
	$ 249,053	$ 272,559

5. Share capital

The Company is authorized to issue up to 100,000,000 common shares, of which 9,354,189 are issued and outstanding. No shares were issued in the nine month period ended December 31, 2001.

As at December 31, 2001, 225,000 stock options were outstanding with the exercise price of $0.25 per share; of which 125,000 expire September 2, 2007 and 100,000 expire July 13, 2002.

6. Related party transactions

The Company was party to a consulting agreement with a shareholder and former director under which fees of $36,000 were paid during the period. This agreement was terminated as of August 31, 2001.

During the period, the Company paid consulting fees of $25,360 to an officer and director for time spent on the affairs of the Company at an agreed hourly rate.

During the period, the Company paid $15,000 ($5,000 per month) was paid for office facilities and administrative services to a company related by virtue of certain common directors.

Included in accounts payable and accrued liabilities at December 31, 2001 is $5,439 payable to the company referred to above for services provided.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F Schedule B & C

ISSUER DETAILS

For Quarter Ended: *December 31, 2001*
Date of Report: *February 20, 2002*

Name of Issuer: *Glenex Industries Inc.*
Issuer's Address: *300 – 570 Granville Street, Vancouver, B.C., V6C 3P1*

Issuer Fax Number: *(604) 681-4692*
Issuer Telephone Number: *(604) 689-1428*

Contact Person: *A. Murray Sinclair*
Contact's Position: *Director*
Contact Telephone Number: *(604) 689-1428*
Contact Email Address: *N/A*
Web Site Address: *N/A*

CERTIFICATE

The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name: *"A. Murray Sinclair"* Date Signed: *February 20, 2002*

Director's Name: *"Brian E. Bayley"* Date Signed: *February 20, 2002*

SCHEDULE B: MANAGEMENT DISCUSSION

1. Breakdown of general and administrative expenses for the period ended December 31, 2001:

Wages and benefits	$	48,439
Depreciation		30,756
Occupancy		13,976
Audit and legal		97,293
Consulting and outside services		68,650
Insurance		38,895
Travel and business promotion		16,860
Transfer agent and shareholder information		29,250
Office facilities and administrative services		15,000
Office and general		27,996
	$	387,115

Included in general and administrative expense is approximately $95,000 of expenditures which management has identified as restructuring costs associated with the closure of the Company's Toronto office and relocation to Vancouver. Such costs include employee severance, legal expenses and costs relating to disposition of redundant assets.

2. In accordance with the disclosure required by National Instrument 62-102, the Company hereby discloses that it had the following securities and outstanding as of February 20, 2002:

	No. of shares
Common shares	9,354,189
Stock options [a]	225,000
Common shares fully diluted	9,579,189

[a] 225,000 stock options outstanding with an exercise price of $0.25 per share of which 125,000 expire September 2, 2007 and 100,000 expire July 13, 2002.

3. Directors and Officers:

Directors
Brian E. Bayley, Director
Robert Boyle, Director
Henry Knowles, Director
A. Murray Sinclair, Director

Officers
A. Murray Sinclair, President
Sandra Lee, Secretary

GLENEX INDUSTRIES INC.
Quarterly Report
December 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business:

The Company was designated as an "Inactive Issuer" by the Canadian Venture Exchange in July 2000, having sold substantially all of its active operations during fiscal 2000. The Company is currently seeking new business opportunities but at present has not identified any suitable prospects.

Discussion of Operations and Financial Condition:

The Company incurred a loss of $417,211 (loss per share of $0.045) for the nine months ended December 31, 2001 compared to a loss of $133,526 (loss per share of $.014) for the same period ended December 31, 2000. Factors contributing to the higher loss in the current year include reduced oil and gas royalty revenues as a result of declining production volumes and reduced commodity prices and the interest and investment loss of $142,714, reflecting reduced interest rates and a generally poor performance by world equity markets. In the previous year the Company recorded interest and investment income of $157,306. Although general and administrative expenses for the nine month period have declined by approximately $84,000 from the same period last year, the current year administrative figures include approximately $95,000 of expenditures which management has identified as restructuring costs associated with the closure of the Company's Toronto office and relocation to Vancouver. Management will continue its efforts to reduce costs and to simplify the corporate structure, while pursuing new business opportunities.

Liquidity and Solvency:

The drop in the Company's working capital from $3,614,046 as of March 31, 2001 to $3,520,341 as of December 31, 2001 is attributable to current period losses of $417,211, which were partially offset by the reclassification of a $300,000 mortgage receivable from long term to current. As this point in time the Company has sufficient working capital to meet its financial obligations.

Other Matters:

At the Company's annual general meeting held on September 28, 2001, shareholders of the Company rejected the resolution to voluntarily wind-up the Company pursuant to section 267 of the *Company Act* (British Columbia). Robert Boyle, Jan-Willem Gritters and Barry Phillpotts were elected as Directors of the Company. On October 11, 2001, Quest Ventures Ltd. announced the acquisition of 1,870,000 shares of Glenex, being 19.9% of the issued and outstanding capital of Glenex. Jan-Willem Gritters and Barry Phillpotts resigned as directors to facilitate the appointment of A. Murray Sinclair and Brian E. Bayley, both partners of Quest Ventures Ltd. and Henry Knowles, a Toronto business lawyer. Robert Boyle resigned as President of the Company and was replaced by A. Murray Sinclair.

The objectives of the new director group and the new management group are to assist the Company in establishing a new business and re-establishing the Company's active status with the Canadian Venture Exchange. In October, 2001, administration of the Company was transferred from Toronto to Vancouver.